Exhibit 99.2
AMBIPAR EMERGENCY RESPONSE
Condensed Consolidated Interim statement of financial position (Unaudited)
As of September 30, 2023, and December 31, 2022

AMBIPAR EMERGENCY RESPONSE

Condensed Consolidated Interim statement of financial position (Unaudited)
As of September 30, 2023, and December 31, 2022
(Values expressed in thousands of Brazilian Reais)

	Note	September 30, 2023 (unaudited)	December 31, 2022
Assets

Current assets
Cash and cash equivalents	4	510,919	271,607
Trade and other receivables, net	5	795,622	711,892
Current income tax and social	6.1	7,493	6,388
Other taxes recoverable	6.2	50,718	29,740
Prepaid expenses		33,526	37,806
Advances to suppliers		54,989	29,864
Inventories		35,677	18,128
Other accounts equivalents		49,345	36,498
Current assets		1,538,289	1,141,923

Non-current assets
Related parties loans	16	26,025	26,180
Non-current income tax and social	6.1	2,854	2,854
Non-current other taxes recoverable	6.2	847	392
Deferred taxes	22	23,824	25,420
Judicial deposits	15	895	826
Other accounts receivable		33,295	37,599

Investments	7	—	7,620
Property, plant and equipment, net	8	692,552	516,081
Right of use, net	8	70,248	68,275
Goodwill	9	1,272,435	1,192,302
Intangible assets	9	376,868	420,197
Total Non-current assets		2,499,843	2,297,746

Total assets		4,038,132	3,439,669

The accompanying notes are an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.
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AMBIPAR EMERGENCY RESPONSE

Condensed Consolidated Interim statement of financial position (Unaudited)
As of September 30, 2023, and December 31, 2022
(Values expressed in thousands of Brazilian Reais)

	Note	September 30, 2023 (unaudited)	December 31, 2022
Liabilities

Current liabilities
Loans and financing	10	56,819	67,656
Debentures	11	57,622	84,187
Trade and other payables	12	146,309	155,523
Labor obligations		89,151	114,941
Dividends Payable	16	42,074	76,909
Current income tax and social contribution payable	13.1	20,664	12,998
Other tax payable	13.2	30,863	33,719
Obligations from acquisition of investment	7	165,124	141,698
Lease liabilities	14	22,088	14,411
Other bills to pay		42,048	36,345
Current liabilities		672,762	738,387

Non-current liabilities
Loans and financing	10	614,005	649,762
Debentures	11	465,530	516,533
Other taxes payable	13	8,016	7,986
Related parties loans	16	634,356	769,792
Deferred income tax and social contribution	22	199,695	190,833
Obligations from acquisition of investment	7	49,591	81,728
Provision for contingencies	15	375	607
Lease liabilities	14	30,364	32,648
Warrant and Earn-out	3.4.2	38,243	—
Other bills to pay		10,326	4,305
Non-current liabilities		2,050,501	2,254,194

Total liabilities		2,723,263	2,992,581

Shareholders' equity
Capital	17.1	1,434,717	261,920
Earn-out		(162)	—
Profit reserves		—	302,817
Capital transactions	17.5	(84,729)	(110,218)
Accumulated translation adjustment	17.4	(173,164)	(89,165)
Accumulated loss		(32,022)	—

Equity attributable to owners of the group		1,144,640	365,354
Non-controlling interest		170,229	81,734

Total equity		1,314,869	447,088

Total shareholders' equity and liabilities		4,038,132	3,439,669

The accompanying notes are an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.
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AMBIPAR EMERGENCY RESPONSE

Condensed Consolidated Interim statements of income (Unaudited)
For the periods ending September 30, 2023, and 2022
(Amounts expressed in thousands of Brazilian Reais, except earnings per share)

	Note	September 30, 2023 (unaudited)	September 30, 2022 (unaudited)
Net Revenue	19	1,849,431	1,052,619
Cost of services rendered	20	(1,496,686)	(830,234)

Gross profit		352,745	222,385

Selling, general and administrative expenses	20	(21,925)	(21,468)
Other income, net expenses	20	(103,887)	3,323

Operating expenses		(125,812)	(18,145)

Operating profit		226,933	204,240

Finance expenses	21	(149,834)	(66,220)
Finance income	21	26,838	6,356
		(122,996)	(59,864)

Net income before income and social		103,937	144,376

Current income tax and social contribution	22	(63,553)	(23,661)
Deferred income tax and social	22	(7,223)	(3,298)

Profit for the period		33,161	117,417

Profit (loss) Attributable to:
Controlling interest		(32,022)	102,670
Non-controlling interests		65,183	14,747

Number of shares at period end		55,429,851	261,920,439

Earnings (loss) per share (basic and diluted) at the end of the year – in R$		0,60	0,45

The accompanying notes are an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.
4

AMBIPAR EMERGENCY RESPONSE

Condensed Consolidated Interim statements of comprehensive income (Unaudited)
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of US Dollars)

	September 30, 2023 (unaudited)	September 30, 2022 (unaudited)
Profit for the period	33,161	117,417
Items that are or may be reclassified subsequently to profit or loss:
Equity valuation adjustment	—	(984)
Exchange rate change on goodwill on investee abroad	27,020	(1,070)
Accumulated translation adjustment	(151,695)	(80,306)
Other comprehensive loss for the period, net of tax	(124,675)	(82,360)
Total comprehensive income (loss), net of taxes	(91,514)	35,057

Attributable to:
Controlling interest	(156,697)	20,310
Non-controlling interest	65,183	14,747
	(91,514)	35,057

The accompanying notes are an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.
5

AMBIPAR EMERGENCY RESPONSE

Condensed Consolidated Interim statements of changes in equity (Unaudited)
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)

				Profit Reserves
	Capital	Earn-out	Expenses on the issuance of shares	Legal reserve	Unrealized income reserve	Capital transactions	Equity valuation adjustment	Accumulated translation adjustment	Retained earnings	Total attributable to the controlling shareholder	Non-controlling interests	Total
Balances at January 1st, 2022	261,920	—	—	13,939	165,617	(116,486)	984	3,428	—	329,402	11,924	341,326

Adjustment from previous years	—	—	—	—	123	15,214	—	—	—	15,337	—	15,337
Participation of non-controllers	—	—	—	—	—	—	—	—	—	—	44,113	44,113
Other comprehensive loss	—	—	—	—	—	—	(984)	(81,376)	—	(82,360)	—	(82,360)
Net income for the period	—	—	—	—	—	—	—	—	102,670	102,670	14,747	117,417

Balance, September 30, 2022	261,920	—	—	13,939	165,740	(101,272)	—	(77,948)	102,670	365,049	70,784	435,833

Balance at January 1st, 2023	261,920	—	—	22,013	280,804	(110,218)	—	(89,165)	—	365,354	81,734	447,088

Issuance of 177.977.323 new shares	263,004	—	—	—	—	—	—	—	—	263,004	—	263,004
Adjustment from previous years	—	—	—	—	—	(2,411)	—	—	—	(2,411)	—	(2,411)
Equity valuation adjustment	—	—	—	—	—	—	—	(3,356)	—	(3,356)	—	(3,356)
Net income for the period	—	—	—	—	—	—	—	—	13,288	13,288	7,885	21,173
Initial transactions with shareholders 03.03.2023	307,714	—	—	(22,013)	(280,804)	16,940	—	(8,549)	(13,288)	—	—	—
Adjustment from previous years	—	—	—	—	—	—	—	—	—	—	15,427	15,427
Private Investments in Public Equity (PIPE)	595,746	—	—	—	—	—	—	—	—	595,746	—	595,746
HPX trust account balance at CST&T	48,083	—	—	—	—	—	—	—	—	48,083	—	48,083
Incorporated equity HPX 03.03.2023	(41,750)	—	—	—	—	—	—	—	—	(41,750)	—	(41,750)
Earn-out	—	(162)	—	—	—	—	—	—	—	(162)	—	(162)
Exchange variation on capital transactions	—	—	—	—	—	10,960	—	(10,960)	—	—	—	—
Expenses on the issuance of shares	—	—	(119,822)	—	—	—	—	—	—	(119,822)	—	(119,822)
Realization of costs in the issuance of shares	—	—	119,822	—	—	—	—	—	—	119,822	—	119,822
Net income for the period	—	—	—	—	—	—	—	—	(32,022)	(32,022)	65,183	33,161
Equity valuation adjustment	—	—	—	—	—	—	—	(61,134)	—	(61,134)	—	(61,134)

Balance, September 30, 2023	1,434,717	(162)	—	—	—	(84,729)	—	(173,164)	(32,022)	1,144,640	170,229	1,314,869

The accompanying notes are an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.
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AMBIPAR EMERGENCY RESPONSE

Condensed Consolidated Interim statements of cash flows (Unaudited) – Indirect Method
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)

	September 30, 2023 (unaudited)	September 30, 2022 (unaudited)
Cash flows from operating activities
Profit for the period	33,161	117,417

Adjustments for non-cash items
Depreciation and amortization	124,673	71,575
Expected credit losses	(216)	—
Residual value of written-off property, plant and equipment and intangible assets	16,313	9,100
Provision for contingencies	(232)	675
Income tax and social contribution – Deferred	7,223	3,298
Interest on loans and financing, debentures and exchange-rate change	121,686	55,272

Changes in assets and liabilities:
Accounts receivable	(54,429)	(99,658)
Recoverable taxes	(20,455)	(133)
Prepaid expenses	4,606	(32,087)
Advances to suppliers	(2,747)	33,033
Inventories	(8,534)	(2,537)
Other accounts receivable	(6,883)	(5,977)
Suppliers	(42,424)	(13,119)
Salaries and social security charges	(28,646)	19,631
Taxes payable	16,925	8,386
Other accounts payable	(3,183)	(27,717)
Cash generated from operating activities	156,838	137,159

Interest paid on loans and financing	(44,483)	(8,923)
Interest paid on debentures	(94,549)	(25,274)
Interest paid on leases	(2,392)	(672)
Income tax and social contribution	(18,330)	(11,561)

Net Cash generated / (used in) from operating activities	(2,916)	90,729

Cash flow from investing activities
Cash spent on companies’ acquisitions; net of cash received	(36,813)	(254,128)
Payment of obligations from acquisition of investments	(114,034)	(57,489)
Acquisition of property, plant and equipment and intangible assets	(163,808)	(107,167)

Net cash used in investing activities	(314,655)	(418,784)

Cash flow from financing activities
Attributed to shareholders
Profit distribution – prior periods	(56,689)	(314)
Increase in minority interest	699,532	—

The accompanying notes are an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.
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AMBIPAR EMERGENCY RESPONSE

Condensed Consolidated Interim statements of cash flows (Unaudited) – Indirect Method
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)

	September 30, 2023 (unaudited)	September 30, 2022 (unaudited)
Attributed to financing
Related parties	122,897	135,560
Lease payments – Principal	(70,850)	(22,550)
Proceeds from loans and financing	68,050	532,732
Proceeds from debentures	—	335,500
Payments of loans and financing – Principal	(141,863)	(60,941)
	(55,917)	—
Payment of share issue costs	—	(5,065)
Net cash generated from financing activities	565,160	914,922

Increase in cash and cash equivalents	247,589	586,867

Exchange rate change in cash and cash equivalents	(8,277)	(37,685)

Cash and cash equivalents at the beginning of the period	271,607	118,918

Cash and cash equivalents at the end of the period	510,919	668,100

The accompanying notes are an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.
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AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As of September 30, 2023, and December 31, 2022
(Values expressed in thousands of Brazilian Reais)
1.General information
Ambipar Emergency Response (“Group”) is a direct subsidiary of Ambipar Participações e Empreendimentos S.A. (“Ambipar Group” or “Company”) in the Emergency Response segment, it’s part of the Group’s essence the commitment to sustainable matters, working on the ESG (“Environment, Social and Governance”) pillars within its business and supporting its clients.
The Ambipar Emergency Response is engaged in the response to accidents with chemical products and pollutants, fighting fires, environmental emergencies on highways, railways, airports, ports, industries, mining and pipelines, and natural disasters. The Group also offers the environmental services in specialized industrial clean.
The Ambipar Emergency Response is also specialized in Crisis Management and attendance to environmental, chemical, and biological emergencies that affect the health, the environment, and property. Supported by state-of-the-art professionals, with excellence, technological equipment using techniques in the most security protocols, in order to contribute to excellence in care. The Ambipar Emergency Response owns more than 300 bases around the world, employs more than 150,000 trained collaborators and responds to emergencies on call 24 hours a day, 365 days a year.
On July 6, 2022, Emergência Participações (“Ambipar Response”) entered into a business combination agreement with HPX Corp. (“HPX”), a Special Purpose Acquisition Company (SPAC), to further accelerate the Company's growth. On March 3, 2023, after compliance with all corporate and regulatory requirements, the transaction was concluded. Thus, as of March 6, 2023, Ambipar Response became listed, and its common shares and warrants began to be traded on the NYSE American under the codes “AMBI” and “AMBI.WS”, respectively.
1.1.Activity in the Response segment
The principal business activities of the Ambipar Emergency Response comprise operating in prevention, management, and emergency response to accidents involving hazardous or non-hazardous products in all modes of transportation, with its own bases and presence in 16 countries in South America, Europe, Africa, North America, and Antarctica. In addition, it provides industrial firefighters who work at customer’s facilities and has the largest and most complete training field in Latin America, training employees and clients with the most complete structure focused on emergency response and management in multimodal scenarios.
As of September 30, 2023, and December 31, 2022, the Ambipar Emergency Response’s equity interests and their respective areas of activity are shown in Note 1.2 “Organization and Plan of Business Operation”.

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AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As of September 30, 2023, and December 31, 2022
(Values expressed in thousands of Brazilian Reais)
1.2.Relevant events
Completion of the transaction with HPX and listing of Ambipar Emergency Response on the NYSE
On March 3, 2023, the Company completed the transaction with HPX Corp, pursuant to the terms of the Business Combination Agreement entered into on July 5, 2022, by the Company, together with its subsidiaries, Emergência Participações, Ambipar Emergency Response and Ambipar Merger Sub ("Closure"). As a result, Emergência Participações became a wholly owned subsidiary of Ambipar Emergency Response, a company incorporated in the Cayman Islands. Ambipar Emergency Response (“AMBI”) is classified as a foreign private issuer, emerging growth company and non-accelerated filer with shares listed on the New York Stock Exchange (NYSE American). The Company now holds a 70.8% interest in AMBI after the conclusion of the de-SPAC process. Additional details regarding the accounting impacts of the de-SPAC process for the Company's consolidated financial statements are presented in Note 7.
1.3.Organization and Plan of Business Operation
a)Transfer of Ambipar Response Limited and Ambipar Howells Consultancy Limited to Emergência Participações S.A.
As per decided at the general meeting of the extraordinary reorganization on October 2021, following the plan of business operation for companies under common control, the entities Ambipar Response Limited (United Kingdom) and Ambipar Howells Consultancy Limited, both previously directly controlled by the Ambipar Group, became the wholly subsidiaries of Emergência Participações S.A. that provides the same activities as the original companies.
b)Incorporation of Ambipar Holding USA, Ambipar Holdings UK Limited, Ambipar Holding Canada e Ambipar Holding Ireland
In 2020 and 2021, the Ambipar Emergency Response set up four holding companies, Ambipar Holding USA, Inc (“Ambipar USA”) Ambipar Holding Canada, Inc (“Ambipar Canada”), Ambipar Holdings UK Limited (“Ambipar UK”) and Ambipar Holding Ireland Limited (“Ambipar Ireland”) in order to acquire business in those locations, following the Ambipar Emergency Response’s plan of business operation.
c)Acquisition of Inversiones Disal Emergencia
On June 28, 2021, the Group acquired 100% of the shares of Inversiones Disal Emergencia (“acquired”). As a result, the company Inversiones Disal Emergencia ("Acquired”) became a subsidiary of Emergência Participações S.A. with the same activities as the original company (See in Note 1.3).

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AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
List of subsidiaries
The Unaudited Condensed Consolidated Interim Financial Statements include the individual statements of the entities of the Ambipar Emergency Response, listed below:

			Ownership held by Group
Company	Place of Business/ Country of Incorporation	Controller	09.30.2023	12.31.2022	09.30.2023	12.31.2022	Consolidation method
			%	%	%	%
Emergência Participações S.A.	Brazil	Ambipar Participações	100.00	100.00	—	—	Full
Ambipar Response S.A.	Brazil	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Insurance – Correta de Seguros Ltda	Brazil	Emergência Participações	—	100.00	—	—	Full
Ambipar Response Insurance – Atendimento a Seguros Ltda	Brazil	Emergência Participações	100.00	100.00	—	—	Full
Atmo Hazmat Ltda	Brazil	Emergência Participações	—	100.00	—	—	Full
Ambipar Response Chile S.A.	Chile	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Training S.A.	Chile	Suatrans Chile	99.99	99.99	0.01	0.01	Full
Ambipar Response Mineros e Integrales S.A.	Chile	Suatrans Chile	99.99	99.99	0.01	0.01	Full
Ambipar Response Mexico S. de R.L. de C.V.	México	Suatrans Chile	50.00	—	50.00	–	Full
Ambipar Peru SAC	Peru	Suatrans Chile	99.78	99.78	0.22	0.22	Full
Ambipar Uruguay S.A.	Uruguai	Suatrans Chile	100.00	100.00	—	—	Full
Ambipar Colombia S.A.S	Colombia	Suatrans Chile	100.00	100.00	—	—	Full
Ambipar Response Colombia S.A.S	Colombia	Suatrans Chile	100.00	100.00	—	—	Full
Ambipa Response Chile SpA	Chile	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Holding USA, INC	United States of America	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response AIE, LLC	United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipa Response OSE, LLC	United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response Intracoastal, LLC	United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response CES, Inc	United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response EMS, Inc	United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response Swat, Inc.	United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response PERS, LLC	United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full

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AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)

			Ownership held by Group
Company	Place of Business/ Country of Incorporation	Controller	09.30.2023	12.31.2022	09.30.2023	12.31.2022	Consolidation method
			%	%	%	%
Ambipar Response L1, Inc	United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Witt O'Brien"s LLC	United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Navigate Communications Pte. Ltd.	Singapore	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Navigate Response (Asia) Pte. Ltd.	Singapore	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Navigate PR Limited	England and Wales	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Navigate Response Limited	England and Wales	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Strategic Crisis Advisors LLC	Georgia	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Witt O’Brien’s PR LLC	Puerto Rico	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Witt O'Brien's USVI, LLC	U.S. Virgin Islands	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Witt O'Brien's Payroll Management LLC	Delaware	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
O'Brien's Response Management, L.L.C.	Delaware	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
O'Brien's do Brasil Consultoria em Emergências e Meio Ambiente S/A (c)	Brazil	Witt O'Brien"s LLC	—	100.00	—	—	Full
Witt O'Brien's Insurance Services, LLC	New Jersey	O'Brien's Response Management, L.L.C.	100.00	100.00	—	—	Full
Witt Associates do Brasil Consultoria Ltda. (c)	Brazil	Witt O'Brien"s LLC	—	50.00	—	50.00	No
Ambipar Holdings UK Limited	United Kingdom	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Limited	United Kingdom	Ambipar Holdings UK Limited	100.00	100.00	—	—	Full
Ambipar Response Limited	Ireland	Ambipar Response Limited	100.00	100.00	—	—	Full
Ambipar Howells Consultancy Limited	United Kingdom	Ambipar Response Limited	100.00	100.00	—	—	Full
Groco 404 Limited	United Kingdom	Ambipar Holding UK	100.00	100.00	—	—	Full
Ambipar Site Service Limited	United Kingdom	Groco 404 Limited	100.00	100.00	—	—	Full
Ambipar Holding Ireland Limited	Ireland	Ambipar Holding UK	100.00	100.00	—	—	Full
Ambipar Response Ireland Limited	Ireland	Ambipar Holding Ireland	100.00	100.00	—	—	Full
Ambipar Holding Canadá, INC	Canadá	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Industrial Services E Inc.	Canadá	Ambipar Holding Canadá	100.00	100.00	—	—	Full
Ambipar Response Industrial Services L Inc.	Canadá	Ambipar Holding Canadá	100.00	100.00	—	—	Full
Orion Environmental Services Ltd.	Canadá	Ambipar Holding Canadá	100.00	100.00	—	—	Full
Orion Tank Soluitons Ltd.	Canadá	Ambipar Holding Canadá	100.00	100.00	—	—	Full
Ambipar Response Emergency Services Canada F Inc	Canadá	Ambipar Holding Canadá	100.00	100.00	—	—	Full
Ridgeline Canada Inc	Canadá	Ambipar Holding Canadá	100.00	100.00	—	—	Full
Ambipar Response Industrial Services G Inc.	Canadá	Ambipar Holding Canadá	100.00	100.00	—	—	Full
DFA Contracting Ltd	Canadá	Ambipar Holding Canadá	100.00	–	—	—	Full

12

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)

			Ownership held by Group
Company	Place of Business/ Country of Incorporation	Controller	09.30.2023	12.31.2022	09.30.2023	12.31.2022	Consolidation method
			%	%	%	%
Ambipar Response ES S.A.	Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full
Ambipar Response Environmental Services Ltda	Brazil	Ambipar Response ES	70.00	70.00	30.00	30.00	Full
Ambipar Response Orbitgeo Ltda.	Brazil	Ambipar Response ES	70.00	70.00	30.00	30.00	Full
Ambipar Response OGTEC Facilities Ltda.	Brazil	Ambipar Response ES	70.00	70.00	30.00	30.00	Full
Ambipar Response Wastewater Control Ltda.	Brazil	Ambipar Response ES	70.00	70.00	30.00	30.00	Full
Ambipar Response Geoweb Ltda.	Brazil	Ambipar Response ES	70.00	70.00	30.00	30.00	Full
Ambipar Response Geociências Ltda. (a)	Brazil	Ambipar Response ES	38.50	38.50	61.50	61.50	Full
Ambipar Response Analytical S/A (b)	Brazil	Ambipar Response ES	35.70	—	64.30	—	Full
Ambipar Response Fauna e Flora Ltda	Brazil	Ambipar Response ES	70.00	—	30.00	—	Full
Ambipar Response Environmental Consulting Offshore S/A	Brazil	Ambipar Response ES	42.00	—	58.00	—	Full
Solução Ambiental Engenharia, Participações e Negócios Ltda	Brazil	Ambipar Response ES	51.00	—	49.00	—	Full
Reconditec Sistemas e Participações Ltda	Brazil	Solução Ambiental Engenharia, Participações e Negócios Ltda	51.00	—	49.00	—	Full
RMC2 Soluções Ambientais Ltda	Brazil	Reconditec Sistemas e Participações Ltda	25.50	—	74.50	—	Full
RG Response S.A.	Brazil	Emergência Participações	51.00	51.00	49.00	49.00	Full
RG Consultoria Técnica Ambiental Brasil Ltda.	Brazil	RG Response	51.00	51.00	49.00	49.00	Full
JM Serviços Integrados S/A	Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full
JM Serviços e Locações S/A	Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full
Lacerda & Lacerda Serviços de Transportes e Emergências Ambientais Ltda	Brazil	Emergência Participações	100.00	70.00	—	30.00	Full
Desentupidora Belo Ltda.	Brazil	Emergência Participações	—	70.00	—	30.00	Full
Ambipar Response Gás Ltda.	Brazil	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Atendimento Médico Hospitalar Ltda.	Brazil	Emergência Participações	—	100.00	—	—	Full
Fênix Emergências Ambientais Ltda.	Brazil	Emergência Participações	100.00	100.00	—	—	Full
APW Ambiental e Transporte Ltda.	Brazil	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Dracares Apoio Marítimo e Portuário S/A	Brazil	Emergência Participações	51.00	51.00	49.00	49.00	Full
Ambipar Response Marine S.A.	Brazil	Ambipar Response Dracares	40.80	—	59.20	—	Full
Ambipar Flyone Serviço Aéreo Especializado, Comércio e Serviço S.A.	Brazil	Emergência Participações	51,00	51,00	49,00	49,00
Ambipar Response Tank Cleaning S/A	Brazil	Emergência Participações	51,00	—	49,00	—

13

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)

			Ownership held by Group
Company	Place of Business/ Country of Incorporation	Controller	09.30.2023	12.31.2022	09.30.2023	12.31.2022	Consolidation method
			%	%	%	%
Ambipar C-Safety Comércio, Indústria e Serviços Ltda.	Brazil	Ambipar Response Tank Cleaning	51,00	—	49,00	—
Ambipar Response Industrial Services S/A	Brazil	Ambipar Response Tank Cleaning	26,01	—	73,99	—
(a)     The subsidiary Ambipar Response ES has a 55% interest in Ambipar Response Geociências Ltda. The Company has a 70% interest in Ambipar Response ES, thus the Group has 38.50% control over the subsidiary.
(b)     The subsidiary Ambipar Response ES has a 51% interest in Bioenv Análises Ambientais Ltda. The Company has a 70% interest in Ambipar Response ES, thus the Group has 35.70% control over the subsidiary.
(c)     As described in Note 1 – General Information, the Company acquired, through its subsidiary Emergência Participações S.A., 100% of the company Witt O’Briens and the acquisition was completed on October 25, 2022; as a result, there was a joint agreement with the acquisition of 50% of O'Brien's do Brasil Consultoria em Emergências e Meio Ambiente S.A., characterizing a joint venture.

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AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
1.4.Objective of preparing and presenting the unaudited interim condensed consolidated financial information for the nine-months period ended September 30, 2023
The unaudited interim condensed combined interim financial information for the nine-months period ended September 30, 2023, presented for comparative purposes as required by International Accounting Standard 34, Interim Financial Reporting, (“IAS 34”), has been prepared on a combined basis as common control transaction to reflect the reorganization completed by December 31, 2021, disclosed in note 1.2 (a). Therefore, this audited interim condensed combined interim financial information presents properly the Ambipar Emergency Response’s performance for 9 nine-months period ended September 30, 2021 considering that Emergência Participações S.A. was the parent company of the Ambipar Emergency Response.
After the reorganization referred above Emergência Participações S.A. became the parent company of all the entities belonging to the Ambipar Emergency Response. Consequently, the interim financial information for the nine-months period ended September 30, 2022 has been prepared and presented on a consolidated basis in accordance with IFRS 10 – Consolidated financial statements.
1.5.Authorization to issue these Unaudited Condensed Consolidated Interim Financial Statements
The issue of these Unaudited Condensed Consolidated Interim Financial Statements was authorized by the Management on December 1, 2023.
2.Description of significant accounting policies
2.1.Basis of presentations
As a result of the reorganization described below, these financial statements have been presented for all periods as if the Company was the holding company of the Group.
The Company became the holding company of the Group in March 2023 through a business combination (note 1.2) and as a result Emergência Participações S.A. (predecessor entity) became a wholly owned subsidiary of Ambipar Emergency Response.
These transactions are being accounted for on the predecessor values basis as common control transactions, based on the predecessor values recognized by the Company in its consolidated financial statements from the dates that it obtained control of the Group.
Upon conclusion of the business combination, the results of operations of the Group were included in the consolidated financial statements of the Company as if the company had always owned the Group.
The Unaudited Condensed Consolidated Interim Financial Statements have been prepared and presented in accordance with International Accounting Standard 34, Interim Financial Reporting, within the framework of International Financial Standards as issued by the International Accounting Standards Board.
The Unaudited Condensed Consolidated Interim Financial Statements are expressed in thousands of Reais ("R$"), and the reporting of amounts in other currencies, when needed, is also expressed in thousands, unless otherwise indicated.

15

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
The preparation of Unaudited Condensed Consolidated Interim Financial Statements requires Management to make judgments, use estimates and adopt assumptions that affect the amounts presented for revenues, expenses, assets and liabilities, including contingent liabilities. However, uncertainty relating to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the book value of certain assets and liabilities in future years.
Ambipar Emergency Response’s Management states and confirms that all relevant information for the Unaudited Condensed Consolidated Interim Financial Statements is being evidenced and corresponds to the one used by Management in the administration.
The Unaudited Condensed Consolidated Interim Financial Statements have been prepared on the historical cost’s basis, except certain financial assets and liabilities that measured at their fair value.
The Ambipar Emergency Response’s businesses included in these Unaudited Condensed Consolidated Interim Financial Statements are not generated as a single legal entity. These Unaudited Condensed Consolidated Interim Financial Statements are, therefore, not necessarily indicative of performance, cash flows obtained, and possessing actual equity and financial situation, as if this Ambipar Emergency Response had operated in a single legal entity during the years, or indicative of future results.
The Unaudited Condensed Consolidated Interim Financial Statements have been prepared on a going concern basis, which assumes that the Ambipar Emergency Response will be able to discharge its liabilities.
2.2.Basis of consolidation
These Unaudited Condensed Consolidated Interim Financial Statements include the results of the Company and all its subsidiary undertakings made up to the same accounting date. All intra-Group balances, transactions, income and expenses are eliminated in full on consolidation. The results of subsidiary undertakings acquired or disposed of during the period are included or excluded from the consolidated income statement from the effective date of acquisition or disposal.
2.3.New and amended standards adopted
A number of amended standards became applicable for the current reporting period. The Ambipar Emergency Response was not required to change its accounting policies or make retrospective adjustments as a result of adopting the applicable amended standards.
2.4.New accounting standards issued but not yet effective
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. Of those standards applicable to the Ambipar Emergency Response, they are not expected to have a material impact on these Unaudited Condensed Consolidated Interim Financial Statements.

16

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
3.Basis of measurement
3.1.Currency translation
(a)Functional and presentation currency
Items included in Ambipar Emergency Response’s Interim Consolidated Financial Statements are measured using the currency of the primary economic environment in which companies operate ("the functional currency"). The Unaudited Condensed Consolidated Interim Financial Statements are presented in Reais (R$). All financial information disclosed has been rounded to the nearest value, except otherwise indicated.
(b)Foreign currency
Transactions with foreign currencies are converted into functional currency by using exchange rates prevailing on the transaction or valuation dates when the items are measured. Exchange gains and losses resulting from the settlement of those transactions and from the translation at year-end exchange rates referring to monetary assets and liabilities in foreign currencies, are recognized in the statement of income. Foreign exchange gains and losses related to accounts receivable, suppliers and loans are presented in the statement of income as financial revenue or expense.
(c)Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated in euro at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into euro at the exchange rates at the dates of the transactions.
Foreign currency differences are recognized in OCI and accumulated in the Translation reserve, except to the extent that the translation difference is allocated to NCI.
When a foreign operation in disposed of in its entirety or partially such as that the control, significant influence, or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation in reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.
3.2.Use of accounting estimates and judgment
The preparation of the Unaudited Condensed Consolidated Interim Financial Statements in accordance with IFRS issued by IASB and interpretations requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination.
Estimates and assumptions are reviewed in a continuous manner. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future periods affected. The information on critical judgments that refer to accounting policies adopted that have effects on amounts recognized in the Unaudited Condensed Consolidated Interim Financial Statements is presented in the following notes:

17

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
Impairment of non-financial assets
As stated in note 3.6, impairment testing involves calculating the value in use or the fair value less cost of disposal, when applicable, of the cash generating units to which the goodwill or other non-financial assets have been assigned. The value in use is determined by estimating five years of future cash flows, a perpetual value and using a discount rate that comprises three components: time value in money, the appropriate risk premium and uncertainty about the future cash flows. Hence, it relies on several critical judgements, estimates and assumptions. For more information on estimates and assumptions used in impairment testing, refer to note 8.
Revenue recognition
The Group applies certain judgment in assessing the terms of revenue from contracts with customers to determine whether the contract involves the delivery of service (revenue recognized over time). The Group evaluates each contract individually, its critical terms and business relationship with its customer and any associated third party.
Lease term
The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group has the option, under some of its leases, to lease the assets for additional terms. The Group applies judgment in evaluating whether it is reasonably certain to exercise the option to renew, it considers all relevant factors that create an economic incentive for it to exercise the renewal such as contractual terms and conditions for the optional periods compared with market rates and the length of a non-cancellable period of a lease.
After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).
Residual value and estimated useful life of property, plant and equipment and intangible asset (finite useful lives)
As stated in note 3.5 and 3.7, Intangible and property, plant and equipment assets are amortized over their useful lives. The useful life is based on management’s estimates for the period in which the assets will contribute to generate revenue and is periodically reviewed. Changes in estimates may result in significant changes in the book value. Revisions to these estimates are recognized prospectively.
Business Combination Accounting
We recognize, separately from goodwill, the identifiable assets acquired, and liabilities assumed at their estimated acquisition date fair values. We measure and recognize goodwill as of the acquisition date as the excess of: (a) the aggregate of the fair value of consideration transferred, the fair value of any non-controlling interest in the acquiree (if applicable) and the acquisition date fair value of our previously held equity interest in the acquiree (if applicable), over (b) the fair value of net assets acquired, and liabilities assumed. At the acquisition date, we measure the fair values of all assets acquired and liabilities assumed that arise from contractual contingencies. We measure the fair values of all non-contractual contingencies if, as of the acquisition date, it is more likely than not that the contingency will give rise to an asset or liability.

18

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
Expected credit losses related to trade and other receivables
The expected loss on doubtful accounts is established when there is objective evidence that the Group will not be able to collect all amounts according to the accounts receivable original terms.
It is formed in an amount considered adequate by Management to cover probable losses arising on collection of accounts receivable, based on analysis of each client’s default risk considering a reasonable and supportable information available at the time that demonstrates that the credit risk has not increased significantly since initial recognition, the customer’s financial situation committed in the market, history of negotiations carried out, signed agreements not being fulfilled, mainly taking into consideration risk scenarios in which it has observable behavior in the market, and with special attention to long-standing overdue credits.
Income taxes
The calculation of current and deferred income taxes requires us to make estimates and assumptions and to exercise judgement regarding the carrying values of assets and liabilities which are subject to accounting estimates inherent in those balances, the interpretation of income tax legislation across various jurisdictions, expectations about future operating results, the timing of reversal of temporary differences and possible audits of income tax filings by the tax authorities.
Changes or differences in underlying estimates or assumptions may result in changes to the current or deferred income tax balances on the consolidated statements of financial position, a charge or credit to income tax expense in the Consolidated statements of operations and comprehensive income (loss) and may result in cash payments or receipts.
All income tax filings are subject to audits and reassessments. Changes in interpretations or judgements may result in a change in our income tax provisions in the future. The amount of such a change cannot be reasonably estimated.
3.3.Cash and cash equivalents
Cash and cash equivalents include cash, bank deposits, highly liquid short-term investments, redeemable in up to three months or less, with an insignificant risk of change in fair value and for the purpose of meeting short-term commitments.
3.4.Financial instruments
3.4.1.Financial assets
Recognition and measurement
Purchases and sales of financial assets are recognized on trading date, Investments are initially recognized at fair value plus transaction cost for all financial assets not classified at fair value recognized in income (loss).
Financial assets at fair value recognized in the income (loss) are initially recognized at fair value, and transaction costs are charged to statement of income in the period they occur.

19

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
The fair value of publicly quoted investments is based on the current purchase price. If the market of a financial asset is not active, the Ambipar Emergency Response establishes the fair value using valuation techniques. These techniques include the use of recent transactions contracted from third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows and option pricing models, privileging market information and minimizing the use of information generated by Management.
Classification
In the initial recognition, a financial asset is classified as measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVTOCI”); or (iii) fair value through profit or loss (“FVTPL”).
A financial asset is measured at amortized cost if it meets both conditions below: (i) the asset is held within a business model whose purpose is to collect contractual cash flows; and (ii) the contractual terms of financial assets give rise, on specific dates, to cash flows that are only payments of principal and interest on the outstanding principal value.
A financial asset is measured in FVOCI only if it meets both conditions below: (i) the asset is maintained within a business model whose purpose is achieved by both the collection of contractual cash flows and the sale of financial assets; and (ii) the contractual terms of financial assets give rise, on specific dates, to cash flows that refer to payments of principal and interest on the outstanding principal value. All other financial assets are classified as measured at fair value through profit or loss.
In addition, upon initial recognition, the Ambipar Emergency Response may, irrevocably, designate a financial asset that satisfies the requirements to be measured at amortized cost, FVTOCI or even FVTPL. This designation is intended to eliminate or significantly reduce a possible accounting mismatch stemming from the result produced by the respective asset.
Financial assets – Business model assessment
The Ambipar Emergency Response makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed, and information is provided to management. The information considered includes:
•the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;
•how the performance of the portfolio is evaluated and reported to the Ambipar Emergency Response’s management;
•the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;
•how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and
•the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.
Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Ambipar Emergency Response’s continuing recognition of the assets.

20

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.
Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest
For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition, ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g., liquidity risk and administrative costs), as well as a profit margin.
In assessing whether the contractual cash flows are solely payments of principal and interest, the Ambipar Emergency Response considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition, in making this assessment, the Ambipar Emergency Response considers:
•contingent events that would change the amount or timing of cash flows.
•terms that may adjust the contractual coupon rate, including variable‑rate features;
•prepayment and extension feature; and
•terms that limit the Ambipar Emergency Response’s claim to cash flows from specified assets (e.g., non‑recourse features).
A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual per amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

21

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
Financial assets – Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value, Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses, Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value, Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value, Dividends are recognized as income in profit or loss unless the dividend clearly represents a investment’s cost part recovery. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.
Trade accounts receivable
Trade accounts receivable correspond to the amount’s receivable from clients for the rendering of service carried out in the normal course of Group’s activities. If the payment term is equivalent to one year or less (or any other term that is in conformity with Group's normal cycle), accounts receivable are classified as current assets. Otherwise, they are presented in non-current assets.
Trade accounts receivable are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method less expected impairment losses on accounts receivable, in practice, they are usually recognized at the billed amount, adjusted by provision for impairment, if necessary.
Recognition and derecognition
The financial instrument is recognized in the Unaudited Condensed Consolidated Interim Financial Statements when the entity becomes a party to the financial instrument contract. An entity removes a financial liability from its statement of financial position when its obligation is extinguished. An entity removes a financial asset from its statement of financial position when its contractual rights to the asset’s cash flows expire; when it has transferred the asset and substantially all the risks and rewards of ownership; or when it has transferred the asset and has retained some substantial risks and rewards of ownership, but the other party may sell the asset. The risks and rewards retained are recognized as assets.
Impairment of financial assets
Expected credit losses
The expected loss on doubtful accounts is established when there is objective evidence that the Group will not be able to collect all amounts according to the accounts receivable original terms.

22

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
It is formed in an amount considered adequate by Management to cover probable losses arising on collection of accounts receivable, based on analysis of each client’s default risk considering a reasonable and supportable information available at the time that demonstrates that the credit risk has not increased significantly since initial recognition, the customer’s financial situation committed in the market, history of negotiations carried out, signed agreements not being fulfilled, mainly taking into consideration risk scenarios in which it has observable behavior in the market, and with special attention to long-standing overdue credits.
a)Recognition
The Ambipar Emergency Response recognizes loss allowances for Expected Credit Loss (ECLs) on:
•financial assets measured at amortized cost;
•debt investments measured at FVOCI; and
•contract assets.
The Ambipar Emergency Response also recognizes loss allowances for ECLs on lease receivables, which are disclosed as part of trade and other receivables.
The Ambipar Emergency Response measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12‑month ECLs:
•debt securities that are determined to have low credit risk at the reporting date; and
•other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.
Loss allowances for trade receivables (including lease receivables) and contract assets are always measured at an amount equal to lifetime ECLs.
When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Ambipar Emergency Response considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Ambipar Emergency Response’s historical experience and informed credit assessment, that includes forward‑looking information.
The Ambipar Emergency Response assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.
The Ambipar Emergency Response considers a financial asset to be in default when:
•the debtor is unlikely to pay its credit obligations to the Ambipar Emergency Response in full, without recourse by the Ambipar Emergency Response to actions such as realizing security (if any is held); or
•the financial asset is more than 90 days past due.
The Ambipar Emergency Response considers a debt security to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’.
Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

23

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
12‑month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).
The maximum period considered when estimating ECLs is the maximum contractual period over which the Ambipar Emergency Response is exposed to credit risk.
b)Measurement
ECLs are a probability‑weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Ambipar Emergency Response expects to receive).
ECLs are discounted at the effective interest rate of the financial asset.
c)Credit-impaired financial assets
At each reporting date, the Ambipar Emergency Response assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit‑impaired. A financial asset is ‘credit‑impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
Evidence that a financial asset is credit‑impaired includes the following observable data:
•significant financial difficulty of the debtor;
•a breach of contract such as a default or being more than 90 days past due;
•the restructuring of a loan or advance by the Ambipar Emergency Response on terms that the Ambipar Emergency Response would not consider otherwise;
•it is probable that the debtor will enter bankruptcy or other financial reorganization; or
•the disappearance of an active market for a security because of financial difficulties.
d)Presentation of allowance for ECL in the statement of financial position
Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.
For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI.
e)Write-off
The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For individual customers, the Group has a policy of writing off the gross carrying amount when the financial asset is 180 days past due based on historical experience of recoveries of similar assets. For corporate customers, the Group individually makes an assessment with respect to the timing and amount of write‑off based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

24

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
Derecognition of financial assets
A financial asset (or, when appropriate, part of a financial asset or part of a group of similar financial assets) is written off when: (i) the rights to receive cash flows from the asset have expired; and (ii) the Group transferred its rights to receive cash flows of the asset or has assumed an obligation to fully pay cash flows received, without significant delay, to a third party under terms of an "on lending" agreement; and (a) the Group has substantially transferred all risks and benefits related to the asset; or (b) the Group has not transferred and has not substantially retained all risks and benefits related to the asset, but has transferred control over that asset.
When the Group transfers its rights to receive cash flows from an asset or enters into a transfer agreement and does not transfer or substantially retain all risks and benefits related to the asset, an asset is recognized to the extent of the Group’s ongoing involvement with this asset.
3.4.2.Financial liabilities
Initial recognition, classification and measurement
A financial asset or financial liability is measured initially at fair value. Subsequent measurement depends on the category of financial instrument.  Some categories are measured at amortized cost, and some at FVTPL. A financial liability is classified as at FVTPL if it is classified as held‑for‑trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.
Interest rate benchmark reform
When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Group updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:
•the change is necessary as a direct consequence of the reform; and
•the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e., the basis immediately before the change.
When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applied the policies on accounting for modifications to the additional changes.
Borrowing costs
Cost of loans attributed to the acquisition, construction or production of an asset that necessarily demands a substantial period of time to become ready for intended use or sale is capitalized as part of this asset’s cost.

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AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
Loan costs are comprised by interest and other costs that the Group incurs in connection with fundraising.
Derecognition of financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged, canceled, or expired. When an existing financial liability is replaced by another of the same lender with substantially different terms, or the terms of an existing liability are significantly changed, this substitution or alteration is treated as a write-off of the original liability and recognition of a new liability, whereas the difference in the corresponding book value is recognized in the statement of income.
Loans and financing
Borrowings and financing are initially recognized at fair value, net of costs incurred in the transaction and are subsequently stated at amortized cost.
Any difference between the amounts raised (net of transaction costs) and the settlement amount is recognized in the income statement during the period while the loans are outstanding, under the effective interest rate method.
Loans and financing are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
Warrant and Earn-out
Warrant is a financial instrument that confers the right, but not the obligation, to acquire shares at a specified price during a specific period. It is recognized as a financial liability, and the subsequent measurement of fair value is recognized in profit or loss for the period.
Earn-out is related to the achievement of certain objectives in merger and acquisition operations, in which a part of the purchase price is deferred and based on the future performance of the company. It is recognized as a financial liability, and the subsequent measurement of fair value is recognized in the equity transaction account in the Company's equity.
Such operations are classified in IAS 32/IFRS 9 and are classified as derivative financial instruments, assets and liabilities. Fair value is calculated according to a Monte Carlo simulation model at each measurement date.
3.5.Intangible assets and Goodwill
(i)Software
Costs associated with maintaining software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets where the following criteria are met:
•it is technically feasible to complete the software so that it will be available for use;
•management intends to complete the software and use or license it there is an ability to use or sell the software;
•it can be demonstrated how the software will generate probable future economic benefits;

26

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
•adequate technical, financial and other resources to complete the development and to use or sell the software are available; and
•the expenditure attributable to the software during its development can be reliably measured.
Directly attributable costs that are capitalized as part of the software include employee´s costs and an appropriate portion of relevant overheads.
Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.
(ii)Goodwill
Goodwill is measured as described in note 9, Goodwill on acquisitions of subsidiaries is included in intangible assets, Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes.
(iii)Research and development
Expenditure on research activities is recognized in profit or loss as incurred.
Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to the initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.
(iv)Other Intangibles
Other intangible assets, including client’s portfolio, patents and trademarks, that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.
(v)Amortization
Amortization is recognized in the Unaudited Condensed Consolidated Interim statement of Income (loss) based on the straight-line method in relation to the estimated useful lives, since this method is the closest that reflects the consumption pattern of future economic benefits incorporated into the asset. The estimated useful lives of intangible assets are as measured as described in note 9 (b).
The assets' net book values and useful lives are reviewed at each reporting date, and adjusted prospectively, where applicable.

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AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
In September 30, 2023, the Group reviewed the estimated useful lives of these assets, and no significant change was identified.
Other intangible assets, including customer relationships, work force, that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.
3.6.Impairment of non-financial assets
An impairment loss is recognized in the Unaudited Condensed Consolidated Interim Financial Statements statement of income (loss) for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units).
Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. Therefore, impairment losses recognized for goodwill cannot be reversed in a subsequent period.
3.7.Property, plant, and equipment
Property, plant, and equipment (PPE) are stated at historical cost less accumulated depreciation and accumulates impairment losses (if applicable). Historical cost includes expenses directly attributable to the acquisition of items. Historical cost also includes financing costs related to the acquisition of qualifying assets.
Subsequently incurred costs are added to the asset's book value or are recognized as a separate asset, as applicable, and only when it is likely that associated future economic benefits will flow and that the item's cost can be reliably measured.
The book value of replaced items and parts is written off. All other maintenance and repair costs are recorded as a contra entry to income (loss) for the year, when incurred.
Lands are not depreciated. Depreciation of other assets is calculated using the straight-line method, with the costs of other assets being allocated to their residual values over the estimated useful life. Assets under development are not depreciated until they are available for use. Property, plant, and equipment useful lives are disclosed in note 8.
Residual values and the useful lives of material assets are reviewed and adjusted, if adequate, at the end of each year and depreciated using the straight-line method.
An asset's book value is immediately written down to its recoverable amount if the asset's book value is greater than its estimated recoverable amount, as impairment.

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Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
An item of property and equipment is de-recognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on de-recognition of the asset (calculated as the difference between net disposal proceeds and the carrying amount of the asset) is included as a gain or loss in the Consolidated statement of operations in the period the asset is de-recognized.
Gains and losses from disposals are determined when the asset is derecognized by the comparison of results with the book value and are recognized in "Other net operating revenues (expense)" in the statement of income, as incurred.
3.8.Trade accounts payable and other accounts payable
Trade accounts payable and other accounts payable are obligations due for assets or services acquired from suppliers in the normal course of businesses and are classified as current liabilities if payment is due within one year. Otherwise, trade accounts payable are presented as non-current liabilities.
They are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method. In practice, they are usually recognized at the amount of the related invoice.
3.9.Provisions
Provisions for lawsuits (labor, civil and tax) are recognized when: the Group has a present or constructive obligation as result of past events; it is likely that an outflow of funds will be required to settle the obligation; and if the amount can be estimated reliably, Provisions are not recognized for future operating losses.
When there is a series of similar obligations, the probability of settling them is determined by considering all obligation as a whole. A provision is recognized even if the likelihood of settlement related to any individual item included in the same class of obligations is small.
The provisions are measured at the present value of the expenditures that shall be necessary to settle the obligation, using a pre-tax rate which reflects the current market evaluations as to the value of the cash over time and the specific risks of the liability. The increase in the obligation over time is recognized as a financial expense.
3.10.Income tax
Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.
The Group has determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

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AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
3.10.1. Current tax
Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.
Companies under the deemed income system
There are companies that opted for taxation based on estimated profit. The income tax and social contribution, both current and deferred, are calculated based on the rates of 15% plus a surcharge of 10% more than R$ 240 for income tax and 9% for social contribution, both applied to a percentage of 32% gross revenue.
Companies under the taxable income system
The income tax and social contribution of current year are calculated based on the rates of 15% plus a surcharge of 10% on taxable income more than R$ 240 for income tax and 9% on taxable income for social contribution on net income and take into account (if any) tax loss carry forward and negative basis of social contribution, limited to 30% of taxable income.
The Group operates in several international tax jurisdictions. Judgement is required in respect of the interpretation of state, federal and international tax law and practices as service provider and tax continues to evolve.
3.10.2. Deferred tax
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:
•temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and
•taxable temporary differences arising on the initial recognition of goodwill.
Temporary differences in relation to a right‑of‑use asset and a lease liability for a specific lease are regarded as a net package (the lease) for the purpose of recognizing deferred tax.
Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. There are no unrecognized tax losses or tax credits.
Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

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AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
The measurement of deferred tax reflects the tax consequences that would follow from the manner which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. For this purpose, the carrying amount of investment property measured at fair value is presumed to be recovered through sale, and the Group has not rebutted this presumption.
Deferred tax liabilities are offset if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred tax relates to the same taxable entity and the same taxation authority.
3.11.Revenue recognition
The revenue is stated net of taxes, returns, rebates or discounts, its recognition is in accordance with IFRS 15 – Revenue from customer contracts, which establishes a five-steps model to determine how and when it will be recognize, as well as its measurement, provided that revenues and costs can be measured reliably.
The Group revenue recognizes revenue when control of the promised services is transferred to the customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services.
In addition, specific criteria for each of the Group’s activities must be met, as described below:
Rendering of services
The Group provides emergency services that includes prevention, training, and emergency response.
Revenues are generated from services at customer sites or other locations. Response services for environmental emergencies include any scale from man-made disasters such as oil spills, to natural disasters such as hurricanes. Emergency response services are provided based on purchase orders or agreements with customers and include prices generally based upon daily, hourly or job rates for equipment, materials and personnel.
The Group recognizes revenue for these services over time, as the customer receives and consumes the benefits of the service as they are being performed and the Group has a right to receive for performance completed to date. The Group uses the input method to recognize revenue over time, based on time and materials incurred. The duration of such services can be over the number of hours, days or even months for larger scale projects. In this situation, can be recognized unbilled revenue.
3.12.Leases liabilities
As a lessee
At inception of a contract, the Group assesses whether a contract is, or contains, a lease liability. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for of the period agreed time in exchange for consideration.
At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component based on its relative stand‑alone prices. However, for the leases of property the Group has elected not to separate non‑lease components and account for the lease and non‑lease components as a single lease component.

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AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
The Group recognizes a right‑of‑use asset and a lease liability at the lease commencement date. The right‑of‑use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right‑of‑use asset is subsequently depreciated using the straight‑line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right‑of‑use asset reflects that the Group will exercise a purchase option. In that case the right‑of‑use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right‑of‑use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.
The Group determines it’s the range incremental borrowing rate from 7,08% to 8,5% as each year by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.
Lease payments included in the measurement of the lease liability comprise the following:
•fixed payments, including in‑substance fixed payments;
•variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•amounts expected to be payable under a residual value guarantee; and
•the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in‑substance fixed lease payment.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right‑of‑use asset or is recorded in profit or loss if the carrying amount of the right‑of‑use asset has been reduced to zero.
From January 1st, 2021, where the basis for determining future lease payments changes as required by interest rate benchmark reform, the Group remeasures the lease liability by discounting the revised lease payments using the revised discount rate that reflects the change to an alternative benchmark interest rate.

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Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
The Group presents right‑of‑use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘loans and borrowings’ in the statement of financial position.
Short-term leases and leases of low-value assets
The Group has elected not to recognize right‑of‑use assets and lease liabilities for leases of low‑value assets and short‑term leases, including IT equipment. The Group recognizes the lease payments associated with these leases as an expense on a straight‑line basis over the lease term.
3.13.Distribution of dividends and interest on own capital
Payment of dividends and interest on capital to Group shareholders is recognized as a liability in the Unaudited Condensed Consolidated Interim Financial Statements at the end of the year, based on the by-laws that govern the Group’s companies.
Any amount above the mandatory minimum is provisioned only on the date of its approval by the shareholders.
The tax benefit of interest on own capital is recognized in the statement of income.
3.14.Business combinations
The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at least, an input and substantive process and whether the acquired set has the produce outputs ability.
The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. The goodwill constituted in the business combination is recorded in non-current assets, subgroup of intangible assets. Any goodwill that arises is recorded in intangible assets and tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.
The consideration transferred does not include amounts related to the settlement of pre‑existing relationships. Such amounts are generally recognized in profit or loss.
Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured, and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.
If the Company makes a purchase of an investment and part of the amount is in installments, the accounts payable is recorded in the item Obligations from acquisition of, as mentioned in Note 7.

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AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
3.15.Non-controlling interests
The interest attributable to non-controlling shareholders was calculated based on the percentage of 49%, 30% and 20% on the total shareholders’ equity of each investee, as shown in the table below.
Set out below is summarized financial information for NCI that are material to the Group for September 30, 2023:

Summarized statement of financial position	Ambipar Response Espírito Santo S.A.	Ambipar Response Dracares Apoio Marítimo e Portuario S/A.	Ambipar Flyone Serviço Aereo Especializado, Comércio e Serviço	RG Response S.A.	Ambipar Response Tank Cleaning S/A	JM Serviços Integrados S.A.	Ambipar Response Marine S/A	Ambipar Response Industrial Services S/A	Emergência Participações S.A.	Total
	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023
Current assets	89,837	16,576	37,329	5,678	72,201	38,745	6,132	11,129	1,400,282	1,677,909
Current liabilities	(83,100)	(20,152)	(22,593)	(1,876)	(19,873)	(10,406)	(1,959)	(7,559)	(938,376)	(1,105,894)
Current net assets	6,737	(3,576)	14,736	3,802	52,328	28,339	4,173	3,570	461,906	572,015
Non-current assets	175,760	70,447	114,424	5,544	73,115	22,043	4,329	3,714	2,319,013	2,788,389
Non-current liabilities	(86,506)	(15,890)	(30,301)	(1,846)	(13,125)	(26,448)	(385)	—	(2,042,190)	(2,216,691)
Non-current net assets	89,254	54,557	84,123	3,698	59,990	(4,405)	3,944	3,714	276,823	571,698

Net assets	95,991	50,981	98,859	7,500	112,318	23,934	8,117	7,284	738,729	1,143,713
Net assets controlling	95,991	50,981	98,859	7,500	112,318	23,934	8,117	7,284	738,729	1,143,713
Net assets nom-controlling	16,719	—	—	—	—	—	—	—	102,850	119,569

Accumulated NCI										81,734
Others adjustment from non-controlling	23,493	5,604	25,497	1,105	18,567	5,716	1,623	3,569	3,321	88,495
Accumulated NCI adjusted										170,229

Revenue	122,696	58,548	68,395	11,113	87,440	55,234	8,981	34,758	380,143	827,308
Cost of services rendered	(91,272)	(41,848)	(44,021)	(7,913)	(42,803)	(27,567)	(6,022)	(27,588)	(315,838)	(604,872)
Gross profit	31,424	16,700	24,374	3,200	44,637	27,667	2,959	7,170	64,305	222,436
Selling, general and administrative expenses	—	—	—	—	—	—	—	—	—	—
Other expense	87	1,789	8,731	230	17,212	38	85	5	(2,882)	25,295
Operating expenses	87	1,789	8,731	230	17,212	38	85	5	(2,882)	25,295
Operating profit	31,511	18,489	33,105	3,430	61,849	27,705	3,044	7,175	61,423	247,731

34

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)

Summarized statement of financial position	Ambipar Response Espírito Santo S.A.	Ambipar Response Dracares Apoio Marítimo e Portuario S/A.	Ambipar Flyone Serviço Aereo Especializado, Comércio e Serviço	RG Response S.A.	Ambipar Response Tank Cleaning S/A	JM Serviços Integrados S.A.	Ambipar Response Marine S/A	Ambipar Response Industrial Services S/A	Emergência Participações S.A.	Total
	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023	September 30, 2023
Finance costs	(10,429)	(1,019)	(4,778)	(157)	(295)	(3,800)	(60)	(114)	(33,276)	(53,928)
Finance income	1,440	307	435	26	2,583	114	140	84	940	6,069
Net finance costs	(8,989)	(712)	(4,343)	(131)	2,288	(3,686)	80	(30)	(32,336)	(47,859)
Profit before tax	22,522	17,777	28,762	3,299	64,137	24,019	3,124	7,145	29,087	199,872
Income tax and social contribution	(8,337)	(6,422)	(4,841)	(803)	(10,251)	(4,965)	(345)	(3,603)	(7,913)	(47,480)
Profit for the year	14,185	11,355	23,921	2,496	53,886	19,054	2,779	3,542	21,174	152,392

Profit for the year controlling	7,515	5,791	12,200	1,391	35,058	13,338	2,223	1,806	7,886	87,209
Profit for the year non-controlling	6,670	5,564	11,721	1,105	18,828	5,716	556	1,736	13,288	65,183
Interest attributable to non-controlling shareholders	30.00%	49.00%	49.00%	49.00%	49.00%	30.00%	20.00%	49.00%	100.00%
(*)     The information on Ambipar Response ES S.A. in this table is consolidated and have their subsidiaries shown in the table at note 1.2.

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AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)

3.16.Segment reporting
For reviewing the operational performance of the Group and allocating resources purposes, the Chief Operating Decision Maker ("CODM") of the Group, which is comprised of the Chief Executive Officer of the Group, reviews the Consolidated results as a geographical area disaggregated by domestic market and foreign market as a whole market. The CODM considers the whole Group a single operating and reportable segment, when monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a Consolidated basis for all subsidiaries and business lines.
The Group’s net revenue, profit or loss, and assets and liabilities for this one reportable segment can be determined by reference to the Unaudited Condensed Consolidated Interim Financial Statements.
For more information regarding the Group's non-current assets and net revenue by geographic area, refer to note 8.
3.17.Earnings per share – basic and diluted
The Company calculates basic earnings per share using the total average weighted number of outstanding ordinary shares during the period corresponding to income, in accordance with accounting pronouncement IAS 33.
3.18.Prepaid expenses
Those are basically disbursements made in advance, which will be charged to the result as soon as the expenses are actually incurred.
3.19.Transactions eliminated on combination
Intra‑group balances and transactions, and any unrealized income and expenses (except for foreign currency transaction gains or losses) arising from intra‑group transactions, are eliminated. Unrealized gains arising from transactions with equity‑accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.
3.20.Finance income and finance costs
The Group’s finance income and finance costs include:
•interest income.
•interest expense.
•the net gain or loss on financial assets at FVTPL; and
•the fair value loss on contingent consideration classified as a financial liability.
The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:
•the gross carrying amount of the financial asset; or
•the amortized cost of the financial liability.

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AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit‑impaired) or to the amortized cost of the liability. However, for financial assets that have become credit‑impaired after the initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset, if the asset is no longer credit‑impaired, then the calculation of interest income reverts to the gross basis.
3.21.Share capital
Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12.
3.22.Financial risk management
The Group is party to transactions involving financial instruments for the purpose of financing its activities or investing its available funds.
The management of these risks is performed through the definition of conservative strategies aiming at liquidity, profitability, and safety. The control policy consists of permanent follow-up of the rates engaged versus those in force in the market.
In September 30, 2023, there were no transactions involving derivative financial instruments with speculative purposes and compound financial instruments with embedded derivatives.
Financial instruments are recognized only as from the date the Group becomes a party to contractual provisions. When recognized, they are initially recorded at its fair value plus any transaction costs directly attributed to its acquisition or issue (when applicable). Then they are measured at the end of each reporting period, in accordance with the standards established for each type of classification of financial assets and liabilities.
3.22.1. Financial risk factors
In the normal course of business, the Group is exposed to market risks, including changes in interest rates and foreign currency rates.
Market risk is the risk that changes in market prices – e.g. foreign exchange rates, interest rates and equity prices – will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.
The Group's activities expose it to various financial risks: market risk (including fair value interest rate risk, and cash flow interest rate risk and price risk), credit risk and liquidity risk, related primarily to our financing activities and foreign operation. The Group’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group does not have operations quoted at commodity prices; therefore, it has no exposure to commodity price risks.
The management of risk is conducted by the treasure departments.

37

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)

(a)Market risk
Market risk is the risk that changes in market prices – e.g. Foreign exchange rate, interest rates and equity prices – will affect the Group´s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return.
(i)Interest rate risk
Interest rate risk arises from the portion of debt pegged to the long-term interest rate – CDI and interest earning bank deposits at CDI, which may affect the financial revenues or expenses in the event an unfavorable change in interest or inflation rates takes place. Loans issued at variable rates expose the Group to cash flow interest rate risk.
Loans issued at fixed rates expose the Group to fair value risk associated with interest rate. Considering that a substantial part of the Group’s loans is linked to fixed rates. Management believes that the risk of significant changes in income and cash flows is low.
The Group set three scenarios (probable, possible and remote) for simulation, In the probable scenario, the rates disclosed by BM&F were set forth by the Management and the possible and remote scenario, a 25% and 50% impairment, respectively, in the variables. The calculation basis used is the amount presented in the notes of cash and cash equivalents, loans and financing and debentures:
■September 30, 2023

	(Consolidated) scenarios
Index risk	Base	Probable	Possible	Remote
CDI – Interest earning bank deposits	161,302	20,405	25,506	30,608
CDI – Loans	(670,824)	(84,859)	(106,074)	(127,289)
CDI – Debentures	(523,152)	(66,179)	(82,724)	(99,269)
Net exposure	(1,032,674)	(130,633)	(163,292)	(195,950)
■December 31, 2022

	(Consolidated) scenarios
Index risk	Base	Probable	Possible	Remote
CDI – Interest earning bank deposits	64,158	8,758	10,948	13,137
CDI – Loans and Financing	(717,418)	(97,928)	(122,410)	(146,892)
CDI – Debentures	(600,720)	(81,998)	(102,498)	(122,997)
Net exposure	(1,253,980)	(171,168)	(213,960)	(256,752)
Due to the nature, complexity, and isolation of a single variable, the estimates presented may not faithfully represent the value of the loss, if the variable in question has the deterioration shown. The calculation was performed for a win/loss scenario in the period of one month.
(b)Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s receivables from customers and investments in debt securities.

38

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)

The credit risk arises from cash and cash equivalents, deposits in banks and other financial institutions, and exposure to client credit. For banks and financial institutions, only securities from entities considered as prime line are accepted.
The Credit Analysis area evaluates the client’s creditworthiness by considering their financial position, past experiences, and other factors.
Individual risk limits are determined with basis on internal or external classifications in accordance with limits determined by management. The use of credit limits is regularly monitored.
No credit limit was exceeded in the period, and Management does not expect any losses arising from defaults by those parties in addition to the provision already formed (Note 5).
As mentioned in note 18 – Segment reporting, the Emergency Response Services do not have customers representing more than 10% of their net revenue in September 30, 2023 and December 31, 2022.
(c)Liquidity risk
Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s objective when managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.
The cash flow forecast is carried out by the Group’s Management. The Management monitors the continuous forecasts of Group’s liquidity requirements to ensure it has enough cash to satisfy operating needs. This forecast takes into consideration the Group’s debt financing plans, compliance with clauses, attainment of the internal goals of the balance sheet quotient and, if applicable, external or legal regulatory requirements – for example, currency restrictions.
Surplus cash held by the Group beyond the balance required for administration of working capital, is invested in checking accounts with incidence of interest, term deposits, short-term deposits, choosing instruments with appropriate maturities and sufficient liquidity to provide sufficient margin as determined by the above predictions. As of September 30, 2023, the Group maintained short-term funds of R$ 439,744 (R$ 64,158 as of December 31, 2022) which are expected to readily generate cash inflows to manage the liquidity risk.

39

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)

The table below analyzes the Group’s non-derivative financial liabilities per maturity intervals, corresponding to balance sheets’ remaining period until contract maturity date (*):

	<1 year	1–2 years	2–5 years	>5 years	Total
September 30, 2023
Loans and financing	56,819	84,587	529,418	—	670,824
Loans and financing (interest)	8,551	12,730	79,677	—	100,959
Debentures	57,622	115,703	349,827	—	523,152
Lease liabilities	24,325	22,125	10,682	—	57,132
Suppliers and other accounts payable	188,357	10,326	—	—	198,683
	335,674	245,471	969,604	—	1,550,750

December 31, 2022
Loans and financing	67,656	92,624	500,282	—	660,562
Loans and financing (interest)	9,682	13,254	71,590	—	94,526
Debentures	84,187	169,806	346,727	—	600,720
Lease liabilities	16,700	24,385	11,240	—	52,325
Suppliers and other accounts payable	191,868	4,305	—	—	196,173
	370,093	304,374	929,839	—	1,604,306
(*)    In order, the amounts above refers to agreement nominal amount, however, they not represent of Financial and accounting position as financial statement.
(d)Regulatory and environmental risks
The Group is subject to the laws and regulations of the countries where it operates. The Group’s Management established environmental certified policies and procedures focused on the compliance with environmental laws.
The Management carries out regular analyses to identify environmental risks and assure that controls under operation are appropriate and duly certified.
(e)Foreign currency risks
On September 30, 2023, and December 31, 2022, the Group has not exposed to a significant transactional foreign currency. So, it concluded that they had no impact on the Annual Financial Statements as the fiscal years ends.
3.22.2. Capital management
The Group's objectives in managing its capital are to safeguard its business continuity capacity to offer return to shareholders and benefits to the other stakeholders besides maintaining an optimal capital structure to reduce this cost.
In order to keep or adjust the capital structure, the Group may review the dividend payment policy, refund capital to the shareholders or, also, issue new shares or sell assets to reduce, for instance, the indebtedness level.
The Group monitors capital based on the ratio of financial leverage. This index corresponds to net bank loans and financing divided by total capital. Net bank loans and financing, on its turn, corresponds to current and non-current loans and financings as shown in statement of financial position less cash and cash equivalents. Net bank loans and financing is a non-gaap measure.

40

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)

The total capital is calculated through the sum of shareholders equity, as shown in the statement of financial position with net bank loans and financing and debentures.
The financial leverage ratio on September 30, 2023, and December 31, 2022, can be summarized as follows:

Consolidated financial information	September 30, 2023	December 31, 2022
Loans and financing and debentures	728,446	801,605
Less: cash and cash equivalents	(510,919)	(271,607)
	217,527	529,998
Net bank loans and financing	1,314,869	447,088
	1,532,396	977,086
Total shareholders' equity	14.2%	54.2%
3.22.3. Fair value estimate
It is assumed that balances of trade accounts receivable and trade accounts payable at book value, less impairment loss, approximate their fair values, considering the realization terms and settlement of these balances, from 30 to 60 days.
For disclosure purposes, financial liabilities’ fair value is estimated by discounting future contract cash flows at interest rate prevailing in the market, which is available to the Group for similar financial instruments. The effective interest rates at the balance sheet dates are customary in the market and their fair values do not differ materially from the balances in the accounting records.
Interest earning bank deposits, represented by investments in Interbank Deposit Certificate (CDI) (note 4) were initially measured at fair value and classified as amortized cost. Additionally, were evaluated based on the yield rate contracted with the respective financial institution, considered as the usual market rate. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gains or losses due to the write-down of the asset are recognized directly in profit (loss) and presented in net finance costs.
Additionally, Management understands the financial instruments recognized in the financial information at their book values, do not show significant changes in relation to the respective market values.
Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable and willing parties in arm's length transactions. Fair value hierarchy must have the following levels:
•Level 1: prices charged (unadjusted) in active markets for identical assets or liabilities;
•Level 2: different inputs of the prices negotiated in active markets included at Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
•Level 3: inputs for the asset or liability that are not based on observable market variables (non-observable inputs).

41

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)

Financial instruments by category

September 30, 2023:
		Consolidated
	Category & Fair value level	Book value	Market value
Financial assets
Cash and banks	Amortized cost – Level 1	215,881	215,881
Interest earning bank deposits – immediate liquidity	Amortized cost – Level 1	295,038	295,038
Accounts receivable	Amortized cost – Level 1	795,622	795,622
Related parties	Amortized cost – Level 2	26,025	26,025

Financial liabilities
Loans and leases liabilities	Amortized cost – Level 2	670,824	670,824
Debentures	Amortized cost – Level 2	523,152	523,152
Suppliers	Amortized cost – Level 1	146,309	146,309
Obligations from acquisition of investment	Amortized cost – Level 2	223,426	223,426
Related parties	Amortized cost – Level 2	769,792	769,792
Lease liabilities	Amortized cost – Level 2	47,059	47,059

December 31, 2022:
		Consolidated
	Category & Fair value level	Book value	Market value
Financial assets
Cash and banks	Amortized cost – Level 1	207,449	207,449
Interest earning bank deposits – immediate liquidity	Amortized cost – Level 1	64,158	64,158
Accounts receivable	Amortized cost – Level 1	711,892	711,892
Related parties	Amortized cost – Level 2	26,180	26,180

Financial liabilities
Loans and leases liabilities	Amortized cost – Level 2	717,418	717,418
Debentures	Amortized cost – Level 2	600,720	600,720
Suppliers	Amortized cost – Level 1	155,523	155,523
Obligations from acquisition of investment	Amortized cost – Level 2	223,426	223,426
Related parties	Amortized cost – Level 2	769,792	769,792
Lease liabilities	Amortized cost – Level 2	47,059	47,059

42

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)

4. Cash and cash equivalents

	September 30, 2023 (unaudited)	December 31, 2022
Cash and banks	215,881	207,449
Interest earning bank deposits	295,038	64,158
	510,919	271,607
Financial investments are mainly represented by Bank Deposit Certificates and Capitalization Bonds from first-rate financial institutions, with low credit risk, whose profitability is linked to the variation of the Interbank Deposit Certificate (CDI) and offers immediate liquidity and maturity in up to 90 days, indexed to 105% of the CDI for September 30, 2023, and the year ended December 31, 2022.
5.Trade and other receivables

	September 30, 2023 (unaudited)	December 31, 2022
Trade notes receivable – domestic operations	119,372	78,800
Trade notes receivable – foreign operations	469,576	545,477
	588,948	624,277
Provision for trade notes receivable – domestic operations	126,573	74,533
Provision for trade notes receivable – foreign operations	84,298	17,495
	210,871	92,028

	799,819	716,305

Allowance for expected losses – doubtful accounts	(4,197)	(4,413)
	795,622	711,892
The expected credit losses are established by considering supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information, based on the Ambipar Emergency Response’s historical experience and informed credit assessment, that includes forward‑looking information.
It is formed an amount considered adequate by Management to cover probable losses arising on collection of accounts receivable, based on analysis of each client’s default risk considering a reasonable and supportable information available at the time that demonstrates that the credit risk has not increased significantly since initial recognition, the customer’s financial situation committed in the market, history of negotiations carried out, signed agreements not being fulfilled, mainly taking into consideration risk scenarios in which it has observable behavior in the market, and with special attention to long-standing overdue credits.
The Group allocates each exposure to a credit risk grade based on the determined data to be predictive of the risk of loss (including but not limited to external ratings, audited Financial Statements, management accounts and cash flow projections and available press information about customers) and applying experienced credit judgement. Credit risk grades are defined using qualitative factors that are indicative of the risk of default and are aligned to external credit rating definitions from agencies.
Concerning the securities that are overdue for more than 181 days, the collection processes and procedures, and agreements, even in installment payments, are in progress, and the probability of success is relatively high.
The Group assumes that there was no significant decrease in ECL between December 2022 and September 2023, despite the relevant increase in accounts receivable. This situation is mainly due to the customer portfolio of new acquisitions without significant historical losses observed.

43

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)

6.Tax assets
6.1.Tax asset

	September 30, 2023 (unaudited)	December 31, 2022
Prepaid Income tax and social contribution (IR/CS)	10,347	9,242
	10,347	9,242
Current	7,493	6,388
Non-current	2,854	2,854
6.2.Other tax asset

	September 30, 2023 (unaudited)	December 31, 2022
Recoverable INSS (Social security tax) withheld	9,271	3,552
Recoverable PIS (Tax on sales)	277	230
Recoverable COFINS (Tax on sales)	1,553	1,062
Recoverable ICMS (State VAT)	828	214
IRRF (Withholding income tax) to offset	3,628	23,958
Other taxes recoverable	36,008	1,116
	51,565	30,132
Current	58,211	36,128
Non-current	3,701	3,246

44

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)

7.Business combinations
The Group made the following acquisitions from January 1, 2021, to September 30, 2023:

Base date	Target Company	Interest acquired (%)
Jan 2021	JM Serviços Integrados Ltda	70
Jan 2021	Lacerda e Lacerda Serv TR Emerg Amb Ltda	70
Jan 2021	MDTEC Engenharia e Serviços Ltda	100
Feb 2021	Enviroclear Site Services Limited	100
Feb 2021	Orion Environmental Services Ltda	100
June 2021	EMS Environmental, Inc	100
July 2021	ControlPar Participações S.A.	70
July 2021	Swat Consulting Inc.	100
July 2021	Professional Emergency Resource Services	100
July 2021	SABI Tech S.A.S – Suatrans Chile	100
Aug 2021	Fênix Emergências Ambientais Ltda	100
Aug 2021	APW Ambiental e Transporte Ltda.	100
Sept 2021	Emerge Hydrovac Inc,	100
Sept 2021	Lynx Creek Industrial & Hydrovac Ltd,	100
Sept 2021	Lehane Environmental & Industrial Services Ltd	100
Jan 2022	Dracares Apoio Marítimo e Portuário Ltda.	51
Jan 2022	Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda	51
Jan 2022	RG Consultoria Técnica Ambiental S.A.	51
Feb 2022	First Response Inc	100
June 2022	Bioenv Análises e Monitoramento Ambiental Ltda	51
June 2022	Ambipar Response Analytical S/A.	51
July 2022	Ambipar Response Fauna e Flora Ltda.	100
July 2022	Graham Utility Hydrovac Services	100
July 2022	Ambipar Response Tank Cleaning S/A	51
Aug 2022	Ridgeline Canada Inc.	100
Nov 2022	Witt O´Briens LLC	100
Feb 2023	Girassol Apoio Marítimo Ltda	80
Apr 2023	Plimsoll Serviços Ltda	51
Apr 2023	EKMAN - Serviços Ambientais e Oceanograficos Ltda	60
May 2023	DFA Contracting Ltd	100
July 2023	Solução Ambiental Engenharia, Participações e Negócios Ltda.	51
7.1.JM Serviços
In January 2021, the Company acquired 70% of the capital of JM Serviços Integrados Ltda (“JM Serviços”). Founded in 2002, JM Serviços specializes in emergencies in the railway modal and serves the southern region of the country.
7.2.Lacerda & Lacerda
In January 2021, the Company acquired 70% of the capital of Lacerda & Lacerda Serviços de Transporte e Emergencies Ambientais Ltda (“Lacerda & Lacerda”). Founded in 1999, Lacerda & Lacerda is specialized in emergency care services, emergency care for chemical products, provision of technical and advisory services in road transport of cargo, provision of cargo removal services with the supply of materials and construction and provision of training and instruction on accident prevention aimed at safety in its various modalities, road transport of dangerous products and waste management in the state of Minas Gerais.

45

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)

7.3.MDTec Engenharia
In January 2021, the Company acquired 100% of the capital of MDTec Engenharia e Serviços Ltda (“MDTec Engenharia”). Founded in 2017, MDTec Engenharia specializes in emergency response services for road ducts.
7.4.Enviroclear
On February 4, 2021, Ambipar Holdings (UK) Limited, entered into a Sale and Purchase Agreement to acquire 100% of the issued and outstanding share capital of Enviroclear Site Services Limited (“Enviroclear”).
Enviroclear was founded in 2000 and its main line of business activity is the total waste management service of all waste streams, including both liquids and solid hazardous and nonhazardous waste streams.
The acquisition consolidates the group's strategy of forming a service network that manages synergy in the provision of services in an integral way in the units that make up an international expansion of Ambipar Group.
7.5.Orion (Canada)
On January 1, 2021, Ambipar Holding Canada Inc. entered into a Sale and Purchase Agreement with the shareholders of Orion Environmental Services Ltd (“Orion”) to acquire 100% of the issued and outstanding share capital.
Orion is a leading supplier of environmental solutions to Western Canada for the past 25 years, providing a wide range of solutions including: Hydro-Vac Units, Track Unit Hydro Vac, Fluid Transportation, Combo Units & Straight Vacs, Semi Vacs and Steam/Pressure Washer Units.
7.6.EMS Environmental
On June 25, 2021, Ambipar Holdings USA Inc. entered into a Sale and Purchase Agreement with the shareholders of Environmental Management Services Inc. (“EMS”) to acquire 100% of the issued and outstanding share capital.
EMS, founded in 1979 is an environmental service company specializing in comprehensive wastewater and drinking water utility management.
7.7.Controlpar
On February 2, 2021 Emergência Participações S.A. entered into a Sale and Purchase Agreement with the shareholders of ControlPar Participações S.A. (“ControlPar”) to acquire 70% of the issued and outstanding share capital.
Additionally, on February 2, 2021 Emergência Participações S.A. and the shareholders of ControlPar, enter into a Shareholder agreement, in which among others matters, states that the non-controlling shareholders of ControlPar have a put option from January, 2027 to sell their total shares (30%) to Emergência Participações S.A. and Emergência Participações S.A. has a call option from January, 2025 to buy the total shares from the shareholders. Such Shareholder agreement was one and the final precedent conditions to the closing date of the business combination.

46

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)

ControlPar was founded in 2008 and is a holding company that controlls 6 companies operating with environmental services, focussed on accident prevention, risk assessment and mitigation for environmental damage, such as: Environmental Licensing, Deployment of Environmental Programs, Geotechnology, Aerial Surveys, Oceanography, Hydrography, Computational Modeling, Management Systems (Environmental and Land), Industrial Environment.
7.8.SWAT
On July 6, 2021 Ambipar Holdings USA Inc entered into a Sale and Purchase Agreement with the shareholders of SWAT Consulting Inc (“SWAT”) to acquire 100% of the issued and outstanding share capital.
SWAT was founded in 2002 initially as an emergency spill response company, has grown into a multi-disciplinary team of environmental professionals providing innovative environmental services for the energy sector, construction, and transportation industries.
SWAT specializes in emergency spill response and emergency management, focusing on containment and recovery and management of the full scope of associated assessment, remediation, reclamation, terrestrial and aquatic ecology assessment and management, wildlife handling and management, and wetland assessment scopes.
7.9.PERS
On July 30, 2021 Ambipar Holdings USA Inc. entered into a Sale and Purchase Agreement with the shareholders of Arrowdale I, LLC. (“PERS”) to acquire 100% of the issued and outstanding share capital.
PERS was founded in 1989 and is a limited liability company primarily engaged in providing U.S. DOT regulatory compliance services, including providing shipping papers and safety data sheets, hazardous materials training programs and materials, third party administrator services for drug and alcohol testing programs, and after-hours call center for propane service companies, and an after-hour call center for emergency response and incident mitigation information to first responders and government agencies.
7.10.SABI
On July 4, 2021 Suatrans Chile S.A. entered into a Sale and Purchase Agreement with the shareholders of SABI Tech S.A.S (“SABI”) to acquire 100% of the issued and outstanding share capital.
SABI has been operating for 17 years in services provision focused on responding to environmental emergencies in the road modal. It has 14 operational bases in Colombia, strategically located on the main routes and in points with a history of accidents.
7.11.Fenix Emergências
In August 2021, the Company acquired 100% of the capital of Fênix Emergencies Ambientais Ltda (“Fênix”). Founded in 2014, Fênix is specialized in emergency care services, emergency care for chemical products, provision of technical services and advice on road freight transport, provision of cargo removal services with the supply of materials and labor and providing training and instruction on accident prevention aimed at safety in its various modalities, road transport of dangerous products and waste management in the state of Rio de Janeiro.

47

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)

7.12.APW Ambiental
In August 2021, the Company acquired 100% of the capital of APW Ambiental e Transporte Ltda. (“APW Environmental”). Founded in 2000, APW specializes in emergency response services, emergency service for chemicals, provision of cargo removal services with the supply of materials and labor, and road transport of hazardous products and waste management in the state. from Rio de Janeiro.
7.13.Emerge
On September 1, 2021 Ambipar Holding Canada Inc. entered into a Sale and Purchase Agreement with the shareholders of Emerge Hydrovac Inc. (“Emerge”) to acquire 100% of the issued and outstanding share capital.
Emerge operates in environmental emergencies and industrial services, focusing on road and industrial modalities. It has 3 operational bases in the states of British Columbia and Alberta, in Canada, offering a wide array of hydrovac services.
7.14.Lynx
On September 1, 2021 Ambipar Holding Canada Inc. entered into a Sale and Purchase Agreement with the shareholders of Lynx Creek Industrial & Hydrovac Ltd. (“Lynx”) to acquire 100% of the issued and outstanding share capital.
With 11 years of know-how, Lynx operates in environmental emergencies and industrial services, with a focus on modal, road and industrial. It has an operational base in the state of British Columbia in Canada and has earned 4.5 million Canadian dollars in the last 12 months.
7.15.Lehane
On September 17, 2021 Ambipar Holding Ireland Limited. entered into a Sale and Purchase Agreement with the shareholders of Drain Patrol Environmental & Industrial Services Limited. (“Lehane”) to acquire 100% of the issued and outstanding share capital.
Lehane was founded in 1976 and brings a valuable asset to environmental projects or maintenance activities, by providing multiple services, from Hazardous Waste Disposal, Tank Cleaning to Emergency Response to spills, it eliminates the extra expense associated by using multiple vendors.
7.16.Dracares
On March 16, 2022, the Company entered into a purchase and sale agreement to acquire the launched and outstanding 51% of Dracares Apoio Marítimo e Portuário Ltda (“Dracares”).
Founded in 2004, Dracares specializes in offshore and onshore oil spill emergency assistance, operating separately to combat oil spills, scouts for seismic vessels, vessels for environmental data collection and bathymetry. It stands out in the fight against current communication, having 8 operational bases and 13 vessels, being a reference in its segment.

48

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)

7.17.Flyone
On March 18, 2022, the Company entered into a purchase and sale agreement to acquire 51% of the issued and outstanding share capital of Flyone Serviço Aéreo Especializado, Comércio e Serviços Ltda (“Flyone”).
Founded in 2000, Flyone specializes in air services for emergency response to forest fires, operating its own small, medium and large helicopters, ground support vehicles and special equipment. It owns 12 operational bases and 19 of its own aircraft.
7.18.RG Consultoria
In March 2022, the Company acquired 51% of the capital of RG Consultoria Técnica Ambiental S.A. (“RG Consulting”). Founded in 2011, RG Consultoria specializes in emergencies in the modal railway and serves the southern region of Mato Grosso.
7.19.First Response
On February 2, 2022, Ambipar Holding Canada Inc, entered into a Sale and Purchase Agreement to acquire 100% of the issued and outstanding share capital of First Response Inc (“First”).
Founded in 2007, First Response is a specialist in environmental emergency services with a focus on fire, training, simulations and outsourcing of firefighters and firefighting equipment, being a reference in its segment, has 8 operational bases in Canada, in the states of British Columbia and Alberta.
7.20.Bioenv
On June 29, 2022, the subsidiary Ambipar Response E.S. announced the acquisition of 51% of the capital stock of Bioenv Análises e Monitoramento Ambiental Ltda (“Bioenv”).
Founded in 2008, Bioenv specializes in environmental analysis and develops several monitoring projects in Brazil, including for companies multinationals. Located in the city of Aracruz/ES, it has a base with equipped analytical laboratories that allow an environmental assessment with quality accredited by CGCRE ISO/IEC INMETRO 17025.
7.21.Girassol
On February, 2023, the subsidiary Ambipar Response Dracares Apoio Marítimo e Portuário Ltda. announced the acquisition of 80% of the capital stock of Girassol Apoio Marítimo Ltda (“Girassol”).
Founded in 2003, Girassol is specialist in Port support for anchored vessels such as embarkation/disembarkation of Crew; Support in the transport of cargo and various supplies to vessels anchored in Guanabara Bay; Bathymetry support; Support for ship repair activities and other related activities. It is located in the city of Niterói/RJ.
7.22.Plimsoll
On April, 2023, the subsidiary Ambipar Response Tank Cleaning S/A. announced the acquisition of 51% of the capital stock of Plimsoll Serviços Ltda (“Plimsoll”).
Established in 1993, Plimsoll supplies all the infrastructure and service hands to manufacture, maintenance and installation of steel structures or rig equipment, general mechanical services and heavy repairs, also engineer, manufacture and design offshore structures. It is located in the city of Rio das Ostras/RJ.

49

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)

7.23.EKMAN
On April, 2023, the subsidiary Ambipar Response E.S. announced the acquisition of 60% of the capital stock of EKMAN – Serviços Ambientais e Oceanograficos Ltda (“EKMAN”).
Created by oceanographers with extensive experience, with the aim of meeting the demand for quality environmental studies in the Oil and Gas market, and other sectors. With the advantage of having in its technical staff specialists in several environmental areas, Ekman has a wide spectrum of activities, which includes: environmental studies, data analysis, environmental diagnosis, operation and installation of meteorological and oceanographic sensors, environmental monitoring and development equipment and solutions. It is located in the city of Rio de Janeiro/RJ.
7.24.DFA
On May, 2023, the subsidiary Ambipar Holding Canadá Inc. announced the acquisition of 100% of the capital stock of DFA Contracting Ltd (“DFA”).
DFA has been in business since 2006 and is a service company that specializes in multi-well facility construction, pipeline construction, facility & pipeline maintenance, facility & wellsite decommissioning/abandonments, and reclamation for various producers in the Peace Region.
7.25.Solução Ambiental
On July, 2023, the subsidiary Ambipar Response Espírito Santo S.A. acquired 51% of the capital stock of Solução Ambiental Engenharia, Participações e Negócios Ltda. (“Solução Ambiental”).
The Environmental Solution Engenharia, Participações e Negócios Ltda. has been on the market since 2019 and is a service company specializing in engineering located in the Cambipas region, São Paulo.

50

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
September 30, 2023 (unaudited):

	Girassol	Ekman	Plimsoll	DFA	Solução Ambiental	Total
Assets and liabilities acquired at fair value (*)
Current assets
Cash and cash equivalents	1,526	2,924	8,420	9,597	1,953	24,420
Trade and other receivables	1,501	425	4,664	13,474	9,023	29,087
Inventories	50	—	—	—	8,965	9,015
Other assets	112	7	616	517	5,279	6,531

Non-Current assets
Other assets	943	—	137	—	10	1,090
Property, Plant and Equipment	3,425	490	1,894	9,096	29,210	44,115
Intangible assets	25	8	—	—	94	127
Added Value of Fixed Assets	—	—	—	2,699	—	2,699

Current liabilities
Trade and other payables	(122)	—	(1,677)	(1,371)	(1,534)	(4,704)
Loans and Financing	(47)	—	(525)	—	(5,301)	(5,873)
Employee benefits	(950)	(2)	(924)	—	(979)	(2,855)
Current income tax payable	(160)	(290)	(3,283)	—	(2,511)	(6,244)
Other liabilities	(450)	(1,332)	(5,581)	(11,097)	(17,773)	(36,233)

Non-current liabilities
Loans and Financing	—	—	—	(1,258)	(4,723)	(5,981)
Other liabilities	(55)	—	—	—	—	(55)
(-) Deferred taxes on Added Value	—	—	—	(918)	—	(918)
Attributable to the non-controlling Shareholders of the Group	—	—	—	—	(1,277)	(1,277)
Total identifiable net assets	5,798	2,230	3,741	20,739	20,436	52,944

Total amount of the consideration transferred	10,345	6,170	29,357	52,084	55,601	153,557
(-) Cash acquired	(1,526)	(2,924)	(8,420)	(9,597)	(1,953)	(24,420)
(-) Assumed amount of the obligation to pay	(5,172)	(4,134)	(14,679)	(17,166)	(51,173)	(92,324)
Cash paid, net of cash received	3,647	(888)	6,258	25,321	2,475	36,813
	10,345	6,170	29,357	52,084	55,601	153,557
	10,345	6,170	29,357	52,084	55,601	153,557

51

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)

	Girassol	Ekman	Plimsoll	DFA	Solução Ambiental	Total
Determining goodwill from expected future profitability (*)
Total amount of the consideration transferred, Net	10,345	6,170	29,357	52,084	55,601	153,557
Total amount of identifiable net liabilities	(4,638)	(1,337)	(1,908)	(20,739)	(10,422)	(39,044)
Goodwill paid resulting from expected future profitability	5,707	4,833	27,449	31,345	45,179	114,513
Date of acquisition	03/21/2023	04/14/2023	04/26/2023	04/27/2023	07/01/2023
Control start month	04/2023	04/2023	04/2023	04/2023	07/2023
Company that acquired control	Ambipar Response Dracares Apoio Marítimo e Portuário Ltda	Ambipar Response Espírito Santo S.A.	Ambipar Tank Cleaning S/A	Ambipar Holding Canadá Inc.	Ambipar Response Espírito Santo S.A.
Acquisition Value	R$ 10,345	R$ 6,170	R$ 29,357	CAD 14,135	R$ 55,601
Percentage acquired	80%	60%	51%	100%	51%
(*)    On the acquisition date, although the Group assesses the base date of the initial balance sheet of the acquirees for the purpose of determining the allocation of the purchase price and goodwill (negative goodwill). These acquisitions have an interim report. The goodwill for expected future profitability in 2023 was R$ 114,513 (R$ 508,174 in 2022).
(**)    In 2023, the Group spent R$ 36,813 (R$140,365 in 2022) on acquisitions of companies, as mentioned in the cash flow statement, in investment activities, from business combinations with third parties.

52

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
December 31, 2022:

	First Response	Dracares	Flyone	RG	Analitycal	CTA	Graham	C-Tank	Ridgeline	Witt O’Briens	Total
Assets and liabilities acquired at fair value (a)
Current assets
Cash and cash equivalents	—	985	3,125	2,843	889	387	2,172	8,866	—	11,139	30,406
Trade and other receivables	13,223	4,249	2,109	907	824	279	2,048	7,262	51,455	480,964	563,320
Inventories	628	2,012	—	—	—	—	—	722	313	—	3,675
Related parties loans	—	—	—	—	—	—	—	—	—	—	—
Other Assets	382	10,079	16,854	243	42	42	—	5,539	25,305	3,531	62,017
Non-Current assets
Deferred taxes	—	—	—	—	—	—	—	—	—	—	—
Other Assets	—	3,642	4,190	—	1,000	1,753	3,709	25	361	840	15,520

Permanent
Investments (d)	—	—	—	—	—	—	—	—	—	6,583	6,583
Property, Plant and Equipment	4,275	20,366	36,657	689	149	3,534	414	6,313	3,534	18,844	94,775
Intangible assets	—	—	4	—	—	—	—	47	15,322	183,620	198,993
Separately Identified Intangibles	—	—	6,385	—	—	—	6,514	—	23,822	356,083	392,804
Intangibles – workforce	—	—	—	—	—	—	—	—	—	24,001	24,001
Added Value of Fixed Assets	—	—	16,865	1,351	—	—	116	—	—	—	18,332

Current liabilities
Trade and other payables	(1,257)	(1,243)	(6,306)	(14)	(19)	(476)	(19)	(1,210)	(29,202)	(78,199)	(117,945)
Loans and Financing	—	(1,787)	(6,716)	(224)	(81)	—	(74)	(397)	—	—	(9,279)
Employee benefits	—	(862)	(123)	(79)	(81)	(270)	413	(1,604)	(127)	(63,183)	(65,916)
Current income tax payable	(216)	(1,429)	(7,073)	(60)	(169)	(592)	(392)	(2,264)	—	(1,379)	(13,574)
Related parties loans	—	—	—	—	—	—	—	—	—	—	—
Other liabilities	(1,502)	(10,351)	(1,466)	(2,071)	(144)	(355)	(4,818)	(4)	(1,711)	(9,013)	(31,435)

Non-current liabilities
Loans and Financing	—	(2,439)	(7,724)	—	—	(78)	(330)	(836)	(11,353)	—	(22,760)
Other liabilities	—	(61)	(3,841)	—	—	(29)	227	(351)	(2,247)	(7,167)	(13,469)
(-) Deferred taxes on Added Value	—	—	(7,905)	(459)	—	—	(2,254)	—	(8,099)	(129,229)	(147,946)
Attributable to the non-controlling Shareholders of the Group	—	(3,999)	—	—	—	—	—	—	—	—	(3,999)
Total identifiable net assets at fair value	15,533	19,162	45,035	3,126	2,410	4,195	7,726	22,108	67,373	797,435	984,103

53

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)

	First Response	Dracares	Flyone	RG	Analitycal	CTA	Graham	C-Tank	Ridgeline	Witt O’Briens	Total
Attributable to the Controlling Shareholders of the Group	15,533	9,773	22,968	1,594	1,229	4,195	7,726	11,275	67,373	797,435	939,101
Attributable to the non-controlling Shareholders of the Group	—	9,389	22,067	1,532	1,181	—	—	10,833	—	—	45,002
Total amount of the consideration transferred	69,223	86,684	50,000	19,905	2,606	24,566	29,668	35,329	134,323	998,451	1,450,755
(-) Cash acquired	—	(985)	(3,125)	(2,843)	(889)	(387)	(2,172)	(8,866)	—	(11,139)	(30,406)
(-) Assumed amount of the obligation to pay	(40,907)	—	(25,000)	(10,000)	(803)	(14,620)	(10,387)	(17,850)	(52,915)	(157,827)	(330,309)
Cash paid; net of cash received (b) (c)	28,316	85,699	21,875	7,062	914	9,559	17,109	8,613	81,408	829,485	1,090,040

Primary	—				1,000						1,000
Secondary	69,223	86,684	50,000	19,905	1,606	24,566	29,668	35,329	134,323	998,451	1,449,755
Total amount of the consideration transferred	69,223	86,684	50,000	19,905	2,606	24,566	29,668	35,329	134,323	998,451	1,450,755
Determining goodwill from expected future profitability (a)
Total amount of the consideration transferred, Net	69,223	86,684	50,000	19,905	2,606	24,566	29,668	35,329	134,323	998,451	1,450,755
Added Value	—	(3,480)	—	—	—	—	—	—	—	—	(3,480)
Total Net amount of the identifiable net assets acquired, and the liabilities assumed attributable to the Controlling Shareholders of the Group	(15,533)	(9,773)	(22,968)	(1,594)	(1,229)	(4,195)	(7,726)	(11,275)	(67,373)	(797,435)	(939,101)
Goodwill paid resulting from expected future profitability	53,690	73,431	27,032	18,311	1,377	20,371	21,942	24,054	66,950	201,016	508,174
Date of acquisition	02.01.2022	02.16.2022	03.18.2022	03.18.2022	06.28.2022	07.06.2022	07.11.2022	07.26.2022	08.02.2022	10.24.2022
Company that acquired control	02/2022	01/2022	01/2022	01/2022	06/2022	07/2022	07/2022	07/2022	08/2022	11/2022
Company that acquired control	Ambipar Holding Canadá	Emergência Participações S.A.	Emergência Participações S.A.	Emergência Participações S.A.	Ambipar Response Espírito Santo S.A.	Ambipar Response Espírito Santo S.A.	Ambipar Holding Canadá	Emergência Participações S.A.	Ambipar Holding Canadá	Ambipar Holding USA, INC
Acquisition Value	CAD $ 16,625	R$ 86,684	R$ 50,000	R$ 19,905	R$ 2,606	R$ 24,366	CAD $ 7,200	R$ 35,000	CAD $ 33,000	$184,673
Percentage acquired	100%	51%	51%	51%	51%	100%	100%	51%	100%	100%
(a)    On the acquisition date, even though the Company evaluates the base date of the initial balance sheet of the acquired companies for purposes of determining the allocation of the purchase price and goodwill (discount). These acquisitions have provisional reports. The value of goodwill based on expected future profitability calculated for these acquisitions on December 31, 2022, was in the amount of R$ 508,174.
(b)     The acquisitions with control of the investees were carried out in early January 2022 (1Q2022) and in June 2022 (2Q2022), through a binding agreement with the transfer of control of the investees, while negotiating contractual clauses and the complete transfer of resources resulting from the defined payment installments.
(c)    In 2022, the Group spent BRL 1,090,040, on company acquisitions, as mentioned in the cash flow statement, on investment activities, from business combinations.
(d)     The Company has joint control of O'Brien's do Brasil Consultoria em Emergências e Meio Ambiente S.A., with a 50% voting interest, and, pursuant to contractual agreements, unanimous consent is required between all parties to the agreement for all relevant activities. The joint agreement is structured as a limited liability company and entitles the Company and the parties to the agreement to the net assets of the limited liability company. For this reason, this arrangement is classified as a joint venture.

54

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
For September 30, 2023, and September 30, 2022, the acquired companies contributed with the following net revenue and profit to the Group's results.

	September 30, 2023 (unaudited)		September 30, 2022 (unaudited)
	Net Revenue	Profit for the year	Net Revenue	Profit for the year
First Response Inc	—	—	80,017	37,940
Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda	—	—	43,579	6,462
Dracares Apoio Marítimo e Portuário Ltda. and MB Transportes Aquaviários Ltda	—	—	37,163	(217)
RG Consultoria Técnica Ambiental S.A. and RG Consultoria Técnica Ambiental Brasil Ltda	—	—	6,845	1,412
Ambipar Response Analytical S/A.	—	—	1,324	559
Ambipar Response Marine S/A	8,981	2,779	—	—
Ambipar Response Industrial Services S/A	34,758	3,542	—	—
Ambipar Response Environmental Consulting Offshore	4,692	2,248	—	—
DFA Contracting Ltd	19,658	4,065	—	—
Solução Ambiental Engenharia, Participações e Negócios Ltda	—	3,677	—	—
Reconditec Sistemas e Participações Ltda	12,010	3,677	—	—
RMC2 Soluções Ambientais Ltda	5,675	14	—	—
Total	85,774	20,002	168,928	46,156
(*)    see note 7.6.
If the above acquisitions had occurred on January 1st, 2023, and January 1st, 2022, management estimates that the consolidated net revenue and profit for the year would have been the following:

	September 30, 2023 (unaudited)	September 30, 2022 (unaudited)
Net Revenue	1,915,439	1,134,626
Profit (loss) for the period	53,594	134,544
Indetermining these amounts, management has assumed that the fair value adjustments, if any, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1st, 2021. The information presented above is not intended to indicate expected results in future years, being only shown for informational purposes.
Non-controlling interest
The net equity of the companies acquired on the acquisition date, attributed to non-controlling companies, is composed of:

	2023
	Valor	%
Ambipar Response Marine S/A	1,160	20
Ambipar Response Environmental Consulting Offshore	892	40
Ambipar Response Industrial Services S/A	1,833	49
Solução Ambiental Engenharia, Participações e Negócios Ltda	10,013	49
Total	13,898

55

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
The group has chosen to recognise the non-controlling interest at its fair value for these acquisitions. The fair value of the non-controlling interest in Dracares Apoio Marítimo e Portuário Ltda. and MB Transportes Aquaviários Ltda, Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda, RG Consultoria Técnica Ambiental S.A. and RG Consultoria Técnica Ambiental Brasil Ltda, Bioenv Análises e Monitoramento Ambiental Ltda, Plimsoll Serviços Ltda, EKMAN – Serviços Ambientais e Oceanograficos Ltda, Ambipar Response Marine S/A, DFA Contracting Ltd, Solução Ambiental Engenharia, Participações e Negócios Ltda, Reconditec Sistemas e Participações Ltda and RMC2 Soluções Ambientais Ltda, all of them unlisted companies, were estimated using the same criteria as to recognize the controlling interest at fair value, which was applying the discounted cash flow method to determine the economic value of each acquirees.
To determine the economic value, the following steps are observed:
a.Projection of companies' free cash flow;
b.Determination of discount rates;
c.Determination and calculation of goodwill;
d.Estimate of the perpetuity of the business;
However, there are subjective variables used in the calculations and sometimes reflected in the indexes and rates applied, which significantly affect the value of the business and it is necessary to make this known to the interested parties.
Goodwill
Management considered that most of the acquisitions performed by Response have a purpose of increasing market share and geographical presence. The response segment usually operates with emergency services, where being close to the customers is very important for a good performance of the services. Therefore, goodwill is measured as the excess of the cost of acquisition over the acquirer's fair value of assets, liabilities and contingent liabilities acquired.
Customer relationship
The Company considered that the customer relationships do not consist of relevant asset for the acquisitions because the acquiree did not present at the acquisition date contracts with customers that present a term long enough or large recurrence of services contracted by a customer that could present significant benefit to the acquirer. Most of the contracts with customers and relationship with customers refer to regional contracts with clients that are located on the geographical area of the acquiree. Aligned with the rationale presented on the section of “Brand” above, the acquirees mostly refers to small entities and have limited capabilities of retaining significant clients. The capability is improved by the acquiree from the moment that Response obtains its control, by applying the processes and skills of Ambipar Group.
Goodwill
The main motivation for the acquisitions of the Company refer to increase of market share on different geographical areas. All the acquisitions identified goodwill on the analyzed transactions. The Company understands that this amount goodwill presented above refers mostly to the expectation of benefits arising from the increase of market share that motivated the purchases.
Workforce
The Company did not identify an asset referring to workforce and work qualifications since the acquirees do not demonstrate competitive advantage on the market. The workers do not have proven specific training, needed for the rendering of the services provided by the acquirees. Also, the high turnover rates contribute for the non-significancy of the workforce on the acquisitions analyzed.

56

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
Brand
No asset related to brand was identified in the acquisitions since the acquirees do not disclose massively its brand name on the local media and market so it does not have expressiveness that could significantly contribute generating benefits related to this potential asset.
In addition, the Company has the practice of including the Ambipar Group’s brand to all the acquirees, in order to link the new acquiree to the Ambipar Group and help it to utilize the power of Ambipar’s brand and market recognition to help it improve the operations of the acquiree.
Obligation from acquisition
The payment schedule for obligations due to investment acquisition:

Year of maturity	Consolidated
2023	47,298
2024 – 9 months	117,826
2024 – 3 months	—
2025	49,591
214,715

Current	165,124
Non-current	49,591
Impairment tests
Goodwill is classified as an asset that has an undefined useful life and must be tested annually and whenever there are indications of possible loss of value. Assets and liabilities are grouped into a single CGU (Cash Generating Unit) which is the Group itself for the purpose of impairment testing, Goodwill was allocated to this single CGU.
Any impairment loss is immediately recorded as a loss in the statement of income and is not subject to a subsequent reversal.
The Group used the value-in-use method to carry out the impairment test. For the entire CGU, a 5-years projection period was considered, with growth in perpetuity, in addition to observing the financial budgets prepared by Management to start the projection of cash flows.
Cash flows were discounted to present value through the application of the rate determined by the Weighted Average Capital Cost (WACC), which was calculated using the Capital Asset Pricing Model (CAPM) method, also considering several components of financing, debt and equity used by the Group to finance its activities.
As a result of the impairment test, as of December 31, 2022 and December 31st, 2021, and evaluating the scenario that there have been no changes in significant risk variables and the used future cash flow assumptions of the acquired businesses since the last closing of the annual Consolidated Financial Statements, no losses have been identified for the CGU in which the goodwill is allocated.
The recoverable amounts of the CGUs at estimated value were its book value at the amount of R$ 2,341,855 (R$ 2,128,580 as of December 31, 2022). The Administration that foresees that the two hypotheses of alteration are reasonably possible.

57

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
8.Property, plant and equipment
(a)Breakdown and changes
Changes in property, plant and equipment are as follows:

September 30, 2023 (unaudited)
	Buildings	Facilities	Machinery and equipment	IT equipment	Furniture and fixtures	Vehicles	Leasehold improvements	Works in progress	Vessels	Aircraft	Total
Cost
Opening balance	26,816	422	240,261	18,746	10,209	327,681	41,466	40,685	32,233	73,614	812,133
Transfers	15,418	145	28,136	1,786	689	41,814	1,106	(36,244)	15,800	852	69,502
Additions	18,682	656	53,490	1,142	677	27,160	2,627	37,448	1,902	42,761	186,545
Write-offs	(673)	—	(6,163)	(62)	(219)	(22,551)	(258)	(3,641)	(38)	(3,858)	(37,463)
Business combination (*)	1,764	314	49,953	998	555	12,222	—	1,804	1,700	—	69,310
Fair value-added value	—	—	1,188	(127)	440	994	34	—	—	—	2,529
Exchange-rate change	(2,084)	—	160	(376)	(278)	(10,996)	(274)	—	(31)	—	(13,879)
Balance	59,923	1,537	367,025	22,107	12,073	376,324	44,701	40,052	51,566	113,369	1,088,677

Accumulated depreciation
Opening balance	(9,289)	(95)	(84,537)	(9,933)	(6,039)	(160,258)	(9,330)	—	(6,147)	(10,424)	(296,052)
Transfers	(8,006)	(12)	(13,236)	(901)	(452)	(17,645)	(268)	—	—	(32)	(40,552)
Depreciation	(1,912)	(80)	(23,876)	(3,713)	(815)	(19,240)	(2,624)	—	(939)	(3,473)	(56,672)
Write-offs	6	—	4,017	—	205	13,095	(18)	—	8	1,308	18,621
Business combination (*)	(376)	(109)	(17,185)	(459)	(243)	(6,641)	—	—	(211)	—	(25,224)
Fair value-added value	—	—	(244)	(172)	(81)	(1,089)	(2)	—	(219)	(1,232)	(3,039)
Exchange-rate change	266	—	(2,650)	225	189	8,550	200	—	13	—	6,793
Balance	(19,311)	(296)	(137,711)	(14,953)	(7,236)	(183,228)	(12,042)	—	(7,495)	(13,853)	(396,125)

Cost	59,923	1,537	367,025	22,107	12,073	376,324	44,701	40,052	51,566	113,369	1.088.677
Depreciation and amortization	(19,311)	(296)	(137,711)	(14,953)	(7,236)	(183,228)	(12,042)	—	(7,495)	(13,853)	(396,125)
	40,612	1,241	229,314	7,154	4,837	193,096	32,659	40,052	44,071	100	692,552
(*) purchase of investees conforms informed in note 7.

58

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)

December 31, 2022
	Buildings	Facilities	Machinery and equipment	IT equipment	Furniture and fixtures	Vehicles	Leasehold improvements	Works in progress	Vessels	Aircraft	Total
Cost
January 1, 2022	20,712	229	197,984	6,503	7,115	265,670	10,228	46,441	6,084	—	560,966
Transfers	6,048	97	(22,914)	(950)	507	(8,094)	21,109	(31,180)	4,473	(30)	(30,934)
Additions	2,268	96	75,884	3,137	2,251	90,168	10,894	30,631	642	17,335	233,306
Write-offs	(1,531)	—	(14,254)	(2,304)	(116)	(10,856)	(969)	(9,871)	(3,821)	—	(43,722)
Initial purchase amount	1,707	—	14,956	13,048	863	10,456	541	4,667	19,341	39,887	105,466
Business combination (*)	15	—	4,304	26	61	1,785	—	—	5,837	16,422	28,450
Exchange-rate change	(2,403)	—	(15,699)	(714)	(472)	(21,448)	(337)	(3)	(323)	—	(41,399)
Balance	26,816	422	240,261	18,746	10,209	327,681	41,466	40,685	32,233	73,614	812,133

Accumulated depreciation
January 1, 2022	(5,951)	(64)	(101,224)	(3,099)	(5,232)	(142,749)	(5,288)	—	(963)	—	(264,570)
Transfers	(3,875)	—	14,434	229	(157)	(3,821)	(66)	—	—	9	6,753
Depreciation	(2,696)	(31)	(22,120)	(1,390)	(1,168)	(31,784)	(4,942)	—	(960)	(3,645)	(68,736)
Write-offs	919	—	12,829	1,085	260	6,798	955	—	604	—	23,450
Initial purchase amount	(53)	—	(2,950)	(7,194)	(212)	(4,544)	(246)	—	(4,590)	(5,419)	(25,208)
Business combination (*)	(1)	—	(92)	(5)	(2)	(116)	—	—	(292)	(1,369)	(1,877)
Exchange-rate change	2,368	—	14,586	441	472	15,958	257	—	54	—	34,136
Balance	(9,289)	(95)	(84,537)	(9,933)	(6,039)	(160,258)	(9,330)	—	(6,147)	(10,424)	(296,052)

Cost	26,816	422	240,261	18,746	10,209	327,681	41,466	40,685	32,233	73,614	812,133
Depreciation and amortization	(9,289)	(95)	(84,537)	(9,933)	(6,039)	(160,258)	(9,330)	—	(6,147)	(10,424)	(296,052)
	17,527	327	155,724	8,813	4,170	167,423	32,136	40,685	26,086	63,190	516,081
(*) purchase of investees conforms informed in note 7.

59

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
(b)Rates of depreciation
The depreciation rates are as follows:

Assets	Useful life (in years)	Annual weighted average rate (%)
Aircrafts	10	10.00
Leasehold improvements	3–25	15.43
Buildings	10–25	4.13
Vessels	5–20	8.88
Tools	4–10	12.50
Equipment	2–10	22.88
Facilities	3–10	11.43
Software license	5	20.00
Machinery and equipment	3–20	14.97
Machinery and equipment – fleets	3–10	10.00
Furniture and fixtures	3–10	13.91
Software	5	20.00
Vehicles	3–10	19.69
Vehicles – Fleet	2–10	20.71
(c)Relevant maintenance costs
The Company owns an investment in a subsidiary of the aviation industry, which performs relevant maintenance on property, plant and equipment at regular intervals during its economic useful life. These maintenances are performed to restore or maintain the original performance standards foreseen by the suppliers and represent the only alternative for the use of the asset until the end of its useful life. For such maintenance, entities stop the operations of the asset or group of assets for a certain period of time and generally incur the following main expenses:
a) Main components and parts;
b) Own services or services contracted from third parties for the replacement of components and parts;
c) Own or outsourced services for relevant maintenance and cleaning; and
d) Fixed plant costs during the maintenance period, inventory losses, etc.
(d)PPE held as collateral
In the period ended on September 30, 2023, the amount of R$ 139,828 (R$ 119,707 as of December 31, 2022) is represented by the property, plant, and equipment in the vehicle classes (primarily represented by trucks), machinery, appliances, and equipment, which are the guarantees of the respective financing in the FINAME and Lease liabilities modality.
(e)Impairment
Management annually reviews the net book value of assets for purposes of evaluating events or changes in economic or operating circumstances that may indicate impairment or loss of its recoverable value. This evidence is detected and the net book value exceeds recoverable value, a provision for impairment is recognized to adjust net book value to the recoverable value.

60

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
The recoverable value of an asset is defined as the lower of its book value and its value in use. The value-in-use calculation is based on the discounted cash flow model, considering a single CGU that is the Group itself. The business growth assumptions are based on the annual budget for 2022 and the long-term projections of its subsidiaries. Estimated future cash flows were discounted at the rate equivalent to average weighted cost of capital. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used.
The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from both external and internal sources.

In percent	%
Discount rate	20.19
Terminal value growth rate	3.4
The discount rate was a post‑tax measure estimated based on the historical industry average weighted‑average cost of capital.
Estimated EBITDA was projected considering histories and forecasts as follows:
■CGU’s revenues include service provision. Revenue growth was projected considering economic recovery and price increases/decreases based on inflation estimates;
■Operating costs and expenses were projected considering the historical performance of the CGU and the trends in personnel cost readjustments and investments in the structure; and
■Capital expenditures were estimated considering the maintenance of existing infrastructure, machinery, equipment, and vehicles for continuous operation and compliance with client contracts.
For September 30, 2023, and the year ended December 31, 2022, the estimated value in use exceeded the carrying amount.
(f)Leasehold improvements
Leasehold improvements comprise improvements made on third party properties and are substantially related to the lease liabilities agreement for the use of properties in Nova Odessa/SP and the Group’s headquarters in São Paulo/SP with a related company of the Group, which owns the property, for a period of five years, signed in 2021.

61

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
(g)Right-of-use assets

	Opening balance on January 1st, 2023	New agreements	Write-offs	Transfers	Non-cash transfer	Opening Balance	Exchange-rate change	Depreciation	Cost	Accumulated depreciation	Net value September 30, 2023
Right-of-use	68,275	82,342	(8,216)	(29,072)	(4,563)	28	(1,991)	(36,555)	137,786	(67,538)	70,248

	68,275	82,342	(8,216)	(29,072)	(4,563)	28	(1,991)	(36,555)	137,786	(67,538)	70,248

	Opening balance on January 1st, 2022	New agreements	Transfers	Exchange-rate change	Business Combination	Depreciation	Cost	Net value December 31, 2022
Right-of-use	35,225	32,590	18,350	(1,933)	14,610	(30,567)	129,670	68,275

	35,225	32,590	18,350	(1,933)	14,610	(30,567)	129,670	68,275
They mainly refer to properties and fleets that are leased from third parties for an average period of 5 years for the conduct of the Group’s business in various locations in the country. As of September 2021, the lease liabilities agreement began with related parties for the properties in Nova Odessa/SP and the Group’s headquarters in São Paulo/SP, which are subject to market conditions.

62

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
9.Intangible assets
(a)Breakdown and changes
Changes in intangible assets are as follows:

	September 30, 2023 (unaudited)
	Trademarks and patents	Software	Client portfolio	Know-how	Non-Compete	Total
Cost
Opening balance	36,580	37,903	345,634	10,237	2,895	433,249
Transfers	10,108	(6,603)	—	—	—	3,505
Additions	13	3,395	—	—	—	3,408
Write-offs	—	(421)	—	—	—	(421)
Business combination	—	364	—	—	—	364
Fair value-added value	(508)	—	(5,300)	—	3,872	(1,936)
Exchange-rate change	(816)	(2,317)	(13,216)	61	(87)	(16,375)
Closing balance	45,377	32,321	327,118	10,298	6,680	421,794

Accumulated amortization
Opening balance	(1,239)	(2,906)	(6,841)	(1,775)	(291)	(13,052)
Transfers	—	(3,441)	251	—	—	(3,190)
Additions	—	(6,546)	—	—	—	(6,546)
Write-offs	—	6	—	—	—	6
Business combination	—	(236)	—	—	—	(236)
Fair value-added value	(3,796)	—	(15,423)	(1,629)	(1,012)	(21,860)
Exchange-rate change	2	(221)	193	(23)	1	(48)
	(5,033)	(13,344)	(21,820)	(3,427)	(1,302)	(44,926)

Cost	45,377	32,321	327,118	10,298	6,680	421,794
Accumulated amortization	(5,033)	(13,344)	(21,820)	(3,427)	(1,302)	(44,926)
	40,344	18,977	305,298	6,871	5,378	376,868

63

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)

			December 31, 2022
	Trademarks and patents	Software	Client portfolio	Know-how	Non-Compete	Total
Cost
Opening balance	2,315	9,353	2,074	—		13,742
Transfers	(3,884)	(1,327)	3,724	—	—	(1,487)
Additions	—	1,276	—	—	—	1,276
Write-offs	(3,847)	(2,801)	(182)	—	—	(6,830)
Business combination	12,238	33,141	—	—	—	45,379
Fair value-added value	30,405	—	340,303	10,237	2,895	383,840
Exchange-rate change	(647)	(1,739)	(285)	—	—	(2,671)
Closing balance	36,580	37,903	345,634	10,237	2,895	433,249

Accumulated amortization	—	(3,892)	(218)	—	—	(4,110)
Opening balance	—	1,356	—	—	—	1,356
Transfers	—	(848)	(69)	—	—	(917)
Additions	—	811	—	—	—	811
Write-offs	—	(509)	—	—	—	(509)
Business combination	(1,248)	—	(6,618)	(1,775)	(291)	(9,932)
Fair value-added value	9	176	64	—	—	249
Exchange-rate change	(1,239)	(2,906)	(6,841)	(1,775)	(291)	(13,052)

Cost	36,580	37,903	345,634	10,237	2,895	433,249
Accumulated amortization	(1,239)	(2,906)	(6,841)	(1,775)	(291)	(13,052)
	35,341	34,997	338,793	8,462	2,604	420,197

September 30, 2023 (unaudited)
Goodwill
Cost
Opening balance	1,192,302
Additions	114,512
Added Value Transfer	463
Due Diligence Adjustment	151
Response Price Adjustment	1,383
Exchange-rate change	(36,376)
Closing balance	1,272,435

December 31, 2022
Goodwill
Cost
Opening balance	585,746
Transfers	(17,511)
Additions	532,175
Business combination	154,122
Response Price Adjustment	7,914
Exchange-rate change	(70,144)
Closing balance	1,192,302

64

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
(*)    On July 11, 2014, the subsidiary Witt O'Briens acquired the controlling stake in Witt O'Brien's, a global leader in preparedness, crisis management and disaster response and recovery, through the acquisition of a stake in 45.8% of its partner for $35.4 million in cash. The Company performed a fair value analysis, and the purchase price was allocated to the acquired assets and liabilities based on their fair values, resulting in US$48.1 million of recorded goodwill. In October 2016, Witt O'Brien's announced the launch of a strategic growth program to focus on core services, eliminating non-core and lower margin businesses. Witt O'Brien's core services include providing resiliency solutions to key areas of critical infrastructure, including but not limited to government, energy, transportation, healthcare, and education, in the United States and abroad. Witt O'Brien's protects and enhances its customers' business value by strengthening their ability to prepare for, respond to and recover from natural and man-made disasters, including hurricanes, infectious diseases, terrorism, cyber breaches, oil spills, incidents browsing and other interruptions. Operations scheduled for disposal include a government relations unit, the Company's operations in Europe (mainly the UK), software products and an insurance unit. As a result of the restructuring, during the year ended December 31, 2016, Witt O'Brien's identified indicators of impairment for some of its intangible assets and goodwill, resulting in impairment charges of US$29.6 million. The estimates and assumptions used by the Company for its annual goodwill impairment test are typically developed as part of the Company's routine business planning and forecasting process. Although the Company believes that its assumptions and estimates are reasonable, the Company's actual performance in relation to its estimates may produce different results and lead to additional impairment losses in future periods.

Carrying amounts	September 30, 2023 (unaudited)	December 31, 2022
Indefinite life	1,312,779	1,227,643
Definite life	336,524	384,856
	1,649,303	1,612,499
(b)Rates of amortization
The amortization rates are as follows:

Assets	Useful life (in years)	Annual amortization rate (%)
Trademarks and patents (*)
Right-of-use of software	5	20%
Research and development	2	50%
Goodwill (*)
Client portfolio	2	50%
Workforce	5	20%
Non-Compete	5	20%
(*) Undefined useful life
(c)Impairment
Management annually reviews the net book value of assets for purposes of evaluating events or changes in economic or operating circumstances that may indicate impairment or loss of its recoverable value described in the note 8 (d).

65

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
10.Loans and financing
10.1.Breakdown

			September 30, 2023 (unaudited)		December 31, 2022
Description	Financial charges - % p,a, (*)	Maturity	Current	Non-Current	Current	Non-Current
Working capital (i)	2.17% + CDI end 6.36%	August 2027	24,142	506,854	39,103	558,608
Investment financing (ii)	15.05%	June 2033	23,704	69,472	25,329	83,375
Financial leases liabilities (iii)	5.34%	September 2027	8,973	37,679	3,224	7,779
			56,819	614,005	67,656	649,762
(*) Effective weighted average annual cost of interest on September 30, 2023.
10.2.Description
(i)Working capital: working capital operations are fixed at a weighted average rate of 2,17% + CDI e 6.36%, and mature from octuber 2023 to august 2027;
(ii)Investment financing (FINAME): acquisition of heavy vehicles and machinery used for the operations of the subsidiaries. The contracts have a fixed rate with a weighted average of 15.05% p.a., with monthly amortization and the last installment due in June 2033; and
(iii)Financial: fixed-rate contracts with a weighted average of 5.34% p.a., monthly amortization and the last installment due in September 2027.
10.3.Reconciliation of movements of liabilities to cash flows arising from financing activities

Balance at January 1st, 2023	717,418
Borrowing	68,050
Interest expense	40,697
Principal paid	(141,863)
Interest paid	(44,483)
Business Combination	11,853
Cash for asset acquisition – non-cash event	47,571
The effect of changes in foreign exchange rates	(28,419)
Balance at September 30, 2023 (unaudited)	670,824

Balance at January 1st, 2022	155,304
Borrowing	532,732
Interest expense	13,545
Principal paid	(60,941)
Interest paid	(8,923)
Business Combination	32,044
Cash for asset acquisition – non-cash event	44,901
The effect of changes in foreign exchange rates	(711)
Balance at December 31, 2022	707,951
Loan and financing agreements do not have restrictive clauses.

66

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
10.4.Payment schedule of installments of non-current liabilities

Year of maturity:	September 30, 2023 (unaudited)	December 31, 2022
2024	30,405	59,026
2025	58,138	58,229
2026	51,427	44,016
2027	487,381	489,449
More 2028	15,370	6,492
	642,721	657,212
10.5.Guarantees
Financing with FINAME funds is guaranteed by the financed assets and was raised essentially for the creation of a vehicle fleet for the subsidiaries’ operations. This financing occurs through accredited financial institutions, for the production and acquisition of new machines and equipment, nationally manufactured, accredited in the Brazilian Bank for Economic and Social Development (BNDES).
Working capital loans are guaranteed by the Group’s shareholders’ guarantees.
11. Debentures
11.1.Breakdown

			Consolidated
			Current		Non-Current
Description	Financial charges - % p,a, (*)	Mature	September 30, 2023 (unaudited)	December 31, 2022	September 30, 2023 (unaudited)	December 31, 2021
Debentures	CDI + 2.65 end 3.5	September 2028	57,622	84,187	465,530	516,533
			57,622	84,187	465,530	516,533
11.2.Payment schedule of installments for non-current liabilities

Year of maturity:	September 30, 2023 (unaudited)	December 31, 2022
2024	—	55,250
2025	118,417	117,750
2026	118,405	117,738
2027	118,423	117,756
2028	118,421	117,756
Total	473,666	526,250

Funding cost (long term)	(8,136)	(9,717)
	465,530	516,533
(*)    For the year of maturity, the Company considers the period from October 2023 to September 2024 as current, and so on for other years in the segregation of non-current.

67

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
11.3.Description of debentures
Emergência Participações S.A.
On February 23, 2022, the members of the Company's Board of Directors at the Extraordinary General Meeting resolved and approved the 1st issue of simple, non-convertible debentures, of the unsecured type, with additional personal guarantee, in a single series, in the amount of BRL 335,500. The funds were raised to finance the expansion of the Group's business.
The debentures have final maturity in January 2028, the payment of principal will be made in 4 annual installments, the first being in July 2024 and interest will be paid semi-annually, with the first payment in January 2023.
On September 15, 2022, the Management of the subsidiary Emergência Participações S.A. at the Company's Extraordinary General Meeting, they deliberated and approved the 2nd issue of simple debentures, non-convertible into shares, of the unsecured type, with an additional fiduciary guarantee, in a single series, in the amount of R$ 250,000. The funds raised were used to recompose the Company's cash and general corporate uses.
The debentures have final maturity in September 2028, principal payment will be made in 4 consecutive annual installments, the first in September 2025 and interest will be paid semi-annually, with the first payment in March 2023.
11.4.Contractual restrictions and covenants
The Company has certain obligations, including compliance with financial indices (covenants). They are basically linked to the Net Debt / EBITDA* compliance ratio, which must be measured every six months by the Company.
In addition, the Company must notify in advance of incorporation, merger, spin-off or corporate reorganization, liquidation, extinction or dissolution, capital reduction, distribution of dividends above the mandatory minimum or any transfer of assets of the Company and its subsidiaries, as well as an entry with a request for judicial recovery.
As of September 30, 2023, there were no events that could lead to breach of contract.
(*)    EBITDA: or EBITDA, refers to earnings before financial results, income tax and social contribution and depreciation and amortization, considering the accumulated pro forma result, with the results under the control of the pro forma Group.
12. Trade and other payables

	September 30, 2023 (unaudited)	December 31, 2022
Trade payables – supply chain financing arrangement – domestic operations	12,096	10,562
Trade payables – supply chain financing arrangement – foreign operations	134,213	144,961
	146,309	155,523

68

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
13. Tax payable
13.1.Current income tax payable

	September 30, 2023 (unaudited)	December 31, 2022
Income tax	15,708	10,182
Social contribution	4,956	2,816
	20,664	12,998
13.2.Other tax payable

	September 30, 2023 (unaudited)		December 31, 2022
	Current	Non-current	Current	Non-current
PIS	2,957	—	1,669	—
COFINS	13,392	—	7,675	—
ICMS	458	—	173	—
ISS	1,524	—	1,111	—
IVA	8,795	675	18,098	—
Other taxes	2,352	7,341	3,561	818
Installment	597	—	745	7,168
IRRF	788	—	687	—
	30,863	8,016	33,719	7,986
13.3.Installments
Balance of installment payments as of September 30, 2023
The balance of installments as of September 30, 2023, comes basically from subsidiaries, and is composed as follows:

	September 30, 2023 (unaudited)		December 31, 2022
	Current	Non-current	Current	Non-current
Simples National	—	1,169	6	1,168
Social Security – PGFN	—	158	—	296
Other PGFN debits	466	4,823	560	4,978
Social Security – RFB	45	—	54	428
Other RFB debits	—	832	—	63
Installment payment – INSS	51	—	83	—
PIS installment payment	23	13	—	13
COFINS Installment	—	90	—	90
Installment payment – IRRF	—	11	—	11
ISS installment payment	12	245	—	64
Other	—	—	42	57
	597	7,341	745	7,168

69

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
14. Leases liabilities
14.1.Right-of-use assets
Right‑of‑use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment (see Note 8 (g)).
14.2.Leases liabilities

	Consolidated
	Lease liabilities	Unwinding interest from lease agreements	Net lease liability
Opening balance as of January 1st, 2023	52,325	(5,266)	47,059

Additions	84,559	(2,217)	82,342
Opening Balance	35	—	35
Write-off of contracts	(5,823)	438	(5,385)
Business combination	—	—	—
Payments – Principal	(70,850)	—	(70,850)
Interest payment	(2,209)	(183)	(2,392)
Interest appropriation	—	2,484	2,484
Exchange-rate change	(905)	64	(841)

Balance at September 30, 2023	57,132	(4,680)	52,452

Current	24,325	(2,237)	22,088
Non-current	32,807	(2,443)	30,364

	Consolidated
	Lease liabilities	Unwinding interest from lease agreements	Net lease liability
Opening balance as of January 1st, 2022	36,613	(4,946)	31,667

Additions	35,752	(3,162)	32,590
Business combination	15,908	(1,298)	14,610
Payments – Principal	(32,802)	—	(32,802)
Interest payment	(2,363)	(37)	(2,400)
Interest appropriation	—	4,183	4,183
Exchange-rate change	(783)	(6)	(789)

Balance at December 31, 2022	52,325	(5,266)	47,059

Current	16,700	(2,289)	14,411
Non-current	35,625	(2,977)	32,648
It is due to the lease liability, measured at the present value of lease payments expected until the end of the contract, projected at the real rate and discounted at the nominal rate, considering possible renewals or cancellations. Lease liabilities are recorded under “Lease liabilities” – in current and non-current liabilities.
The lease payments maturity analysis was settled out in note 3.4.12 showing the undiscounted lease payments to be received after the reporting date.

70

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
15.Provision for contingencies and judicial deposits
15.1.Breakdown
As of September 30, 2023, and December 31, 2022, the subsidiaries had the following liabilities, and corresponding judicial deposits, related to contingencies:

	September 30, 2023 (unaudited)		December 31, 2022
	Judicial deposits	Provision for contingencies	Judicial deposits	Provision for contingencies
Probable contingencies:
Labor and social security contingencies	895	375	826	607
	895	382	826	607
The Group is a party to labor, social security and civil lawsuits and has been discussing these matters in both the administrative and judicial scopes and, when applicable, said lawsuits are mostly backed by appeal-related judicial deposits.
The respective provisions for contingencies were set up considering the estimates made by the legal advisors, for lawsuits whose likelihood of loss in the respective outcomes was assessed as ‘probable’.
Company Management believes that resolving these issues will not have an effect significantly different from the provisioned amount.
15.2.Rollforward of provision for contingencies
Changes in provision for contingencies as of September 30, 2023, and December 31, 2022, are as follows:

Consolidated
(=) Balance at 1 de January 2022	181
(+) Provisions made during the year	518
(-) Provisions reversed during the year	—
(-) Provisions used during the year	(92)
(=) Balance at 31 December 2022	607

(+) Provisions made during the year	1,049
(-) Provisions reversed during the year	(1,281)
(-) Provisions used during the year	—
(=) Balance at September 30, 2023 (unaudited)	375
15.3.Descriptions of contingencies
Labor and social security contingencies refer to lawsuits filed by former employees linked to funds arising from the employment relationship and to various claims for damages.
Civil claims refer to lawsuits filed by former suppliers and partners related to compensation for property damages arising from the commercial relationship that existed with the Group’s companies.
On December 31, 2022, Management reassessed the criteria for provision for labor contingencies considering the risk of loss in each lawsuit and started recording the estimated amount of probable loss in each request made in the lawsuits.
The Group has labor contingencies classified as a possible loss as of September 30, 2023, in the amount estimated by its legal advisors of R$ 1,454 (as of December 31, 2022, in the amount of R$ 1,000).

71

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
16. Related parties
16.1.Breakdown
The transaction with related parties in the Ambipar Emergency Response was carried out under the following conditions:

	September 30, 2023 (unaudited)	December 31, 2022
Assets:
Loan (non-current):
Ambipar Participações e Empreendimentos S.A.	4,500	4,500
Ambipar Bank Intermediação de Negócios, Pagamentos e Participações S.A.	197	196
Ambipar R&D Pesquisa e Desenvolvimento Ltda	43	43
Ambipar Logistics Ltda	1,815	1,815
Environmental ESG Participações S.A.	9,095	9,095
Ambipar Eco Products S.A.	2,229	2,229
Ambipar Workforce Solution Mão de Obra Temp. Ltda	6,078	6,078
Ambipar Environmental Solutions - Soluções Ambientais Ltda	1,154	1,154
Ambipar Environment Waste Logistics Ltda	717	943
Ambipar Environment Reverse Manufacturing S.A.	34	34
Ambipar ESG Brasil S.A.	30	—
Ambipar Insurance – Corretora de Seguros Ltda	—	42
Ambipar Coprocessing Ltda	2	2
Disal Chile Sanitarios Portables Ltda	120	—
Disal Chile Servicios Integrales Ltda	—	49
Gestión de Servicios Ambientales S.A.C.	11	—
	26,025	26,180
Liabilities:
Dividends payable:
Controlling shareholder	38,354	69,509
Non-controlling shareholders	3,720	7,400
	42,074	76,909

Loan (non-current):
Ambipar Participações e Empreendimentos S.A.	577,006	703,165
Ambipar Eco Products S.A.	2,209	2,212
Ambipar Environment Waste Logistics Ltda	1,296	1,088
Ambipar Environmental Solutions - Soluções Ambientais Ltda	3,704	1,332
Environmental ESG Participações S.A.	9,747	9,731
Disal Chile Sanitarios Portables Ltda	230	199
Gestión de Servicios Ambientales S.A.C.	69	165
Recitotal Com. Serv Ltda	8	—
Ambipar R&D Pesquisa e Desenvolvimento Ltda	91	58
Ambipar Logístics Ltda	2,139	2,014
Ambipar Green Tech Ltda	44	19
Ambipar Compliance Solutions S.A.	3	3
Ambipar Environmental Centroeste S.A.	143	4
Ambipar Worforce Solution Mão de Obra Temporária Ltda	5,578	5,578
Ambipar Environment Reverse Manufacturing S.A.	1	1
Brasil Coleta Gerenciamento de Resíduos Ltda	700	700
Ambipar Environmental Nordeste Ltda	8	—
Ambipar Environmental Mining Ltda.	89	—
Ambipar Bank Intermediação de negócios, pag e Part S.A.	31,291	43,523
	634,356	769,792

	September 30, 2023 (unaudited)	September 30, 2022 (unaudited)
Remuneration of key personnel	53,702	8,461
The remuneration of key personnel is recorded in profit or loss under employee benefits.

72

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
Loans
They comprise checking account transactions carried out exclusively between wholly owned subsidiaries of the Group’s parent company, Ambipar Participações, i.e., subsidiaries over which the parent company has full control. These transactions, whose contracts are for an indefinite period and without remuneration, are carried out and are characterized by the concept of cash centralization, i.e., single cash, aiming at better management of financial resources for the Ambipar Group.

	September 30, 2023 (unaudited)	September 30, 2022 (unaudited)
Statement of income (business transactions)
Revenues
Disal Chile Sanitarios Portables Ltda,	81	—
Gestión de Servicios Ambientales S.A.C.	46
	127	—
Costs
Disal Chile Sanitarios Portables Ltda,	(11)	(1,405)
Gestión de Servicios Ambientales S.A.C.	—
	(11)	(1,405)
Net Income (loss)	116	(1,405)
Commercial transactions
Related parties linked to the Chilean non-controlling shareholder, which has strictly business transactions, i.e., entered into for the purpose of providing environmental services, leases, as well as providing emergency response services. For the execution of such transactions, the commercial conditions of the local market are followed.
Shared costs between companies
Part of the amount payable to the parent company Ambipar Participações comes from the sharing of costs of the shared office (
Shared Solutions Center – SSC) that is distributed among companies in Brazil according to the revenue of each company in relation to the Group.
16.2.Remuneration of key personnel
The remuneration of all directors of the group that corresponds to short-term benefits was R$ 53,702 in September 2023 (R$ 8,461 on September 30, 2022).
Benefits, such as vehicle use, reimbursement, travel, and others, are granted to officers, in September 2023, these benefits totaled R$ 1,644 (R$ 715 on September 30, 2022).
In 2022, no long-term benefits, termination of employment contracts or share-based remuneration were paid.

73

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
17. Shareholders' equity
In the context of the Unaudited Condensed Consolidated Interim Financial Statements, the accounts comprising equity (capital, capital reserve, income reserve, equity adjustments, among other) usually are not significant.
Therefore, the statements of changes in equity of this Consolidated financial information include only two items named equity attributed to controlling interests and noncontrolling interests.
17.1.Capital
Authorized capital
The Company authorized share capital consists of (in) a limited number of voting shares and (iii) a limited number of ordinary shares.
The subscribed and paid-in share capital of the Company is represented by 55,429,851, in the amount of R$ 1,434,716.
Transaction with HPX
On March 3, 2023, the Company completed the transaction with HPX Corp, pursuant to the terms of the Business Combination Agreement entered into on July 5, 2022 by the Company, together with its subsidiaries, Emergência Participações, Ambipar Emergency Response and Ambipar Merger Sub. As a result, Emergência Participações became a wholly owned subsidiary of Ambipar Emergency Response.
Ambipar Emergency Response (AMBI) is classified as a foreign private issuer, emerging growth company and non-accelerated filer with shares listed on the New York Stock Exchange (NYSE American).
The completion of the Transaction involved a capital contribution of R$909,8 million equivalent to US$174.7 million in AMBI, of which: (i) R$48.1 million equivalent to US$9.2 million from the HPX trust account , (ii) R$595.8 million equivalent to US$114.5 million from private investors in the PIPE (Private Investment in Public Equity) structure, (iii) capitalization of R$263.0 million equivalent to US$50, 5 million loan that the Emergency had with the Company. As a result, the Company now holds a 70.8% stake in AMBI after the conclusion of the SPAC process.
Accounting impacts
a)Stock listing expense
The Transaction is not within the scope of IFRS 3/CPC 15 - Business Combination since HPX was a special purpose entity for the acquisition of businesses and did not meet the definition of business by the standard, thus being accounted for in accordance with the standard IFRS 2/CPC 10 – Share-Based Payment. According to this rule, AMBI recognized a single non-cash expense of R$ 100.9 million equivalent to US$ 19.4 million as a listing expense (Listing Expenses), based on the difference between the value of the AMBI shares issued to HPX shareholders and the fair value of HPX's identifiable net assets. This expense represents the implicit incurred cost of listing AMBI on the NYSE American.

74

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)

R$
Cost of shares issued to HPX shareholders (1)	146,741
Fair value of Earn-out shares for Ambipar Holding (2)	(44,240)
Adjusted cost of shares issued to HPX shareholders	102,501

HPX Assets	48,083
HPX Liabilities	(49,676)
HPX net assets on 3/3/2023	(1,593)

Stock listing expense	100,909
1)Considering the amount of US$9.89 per share on 02/28/23, date of the EGM approving the transaction and exchange of R$5.2037.
2)Fair value estimated based on a Monte Carlo simulation model.
b)Transaction costs
The Company incurred extraordinary expenses of R$18,913 referring to legal, financial, and listing advisors.
c)Earn-out
As part of the Transaction, the Company is entitled to an additional 11,000,000 AMBI shares, to be issued in 2 tranches of 5,500,000 each in case certain objectives are achieved (“Earn-out”). The first tranche will be granted if the AMBI quotation exceeds US$17.0 per share during any 20 trading sessions out of 30 consecutive trading sessions. The second tranche will be granted if the AMBI quotation exceeds US$20.0 per share during any 20 trading sessions out of 30 consecutive trading sessions. If these objectives are not achieved by March 3, 2026, the Earn-out not awarded will be cancelled.
Earn-out is within the scope of IAS 32/IFRS 9 and was classified as a passive derivative financial instrument of AMBI. The subsequent measurement of fair value has been recognized in the equity transaction account in the Company's shareholders' equity. Earn out fair value is calculated according to a Monte Carlo simulation model at each measurement date, using typical inputs equity markets volatility, the price of AMBI shares and time to expiration. As the pricing inputs vary quarterly, so does the earn out fair value Group reorganization.
In 2021, the Group did a reorganization and had 100% of the capital stock of which held the control of investees: Ambipar Holding USA, Ambipar Holding Canada, Ambipar Holding UK, Ambipar Holding Ireland and Inversiones Disal which were part of the group and resulted in an impact of $326,056 in the Group's equity, (See Note 1.3).
17.2.Profit reserves
Legal reserve
The legal reserve is set up annually by the allocation of 5% of net income for the year and may not exceed 20% of the Company's capital.
The purpose of the legal reserve is to guarantee that the capital is paid up and it is used solely to offset losses and increase capital.
Unrealized profit reserve
The unrealized profit reserve is represented by undistributed profits, due to equity in earnings not realized in its investees.

75

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
17.3.Earnings per share
As a result of the corporate reorganization of Ambipar Participações e Empreendimentos S.A. that occurred in 2020, the Company presents these consolidaded financial statements considering Ambipar Emergency Response as the ultimate parent company of the Group since January 1, 2021. The weighted average of the shares used to calculate the earnings per share represents the movement of the shares of Ambipar Emergency Response in the respective exercises.
Basic
Basic earnings per share are calculated by dividing the income attributable to the Company’s shareholders by the weighted average number of shares issued during the year, excluding those shares bought by the Company and held as treasury shares. Any dividends of preferred shares and any premiums paid upon the issue of preferred shares during the year are deducted from the income attributed to the parent company’s shareholders.

Earning per share	September 30, 2023 (unaudited)	September 30, 2022 (unaudited)
Earnings (loss) per share operations attributable to shareholders of the parent company before deductions	33,161	117,417
Number of ordinary shares	55,429,851	261,920,439

Basic earnings (loss) per share (in Reais)	0,60	0,45
Diluted earnings (loss) per share (in Reais)	0,60	0,45
Diluted
As of September 30, 2023, the Company does not present dilution of common shares.
17.4.Accumulated translation adjustment
It substantially refers to exchange variation on foreign investees and goodwill paid on the acquisition of businesses in other countries, whose functional currencies are different from the Company and its subsidiaries.

76

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
17.5.Capital transaction
On June 28, 2021, Emergências Participações S.A. acquired 100% of the shares of Inversiones Disal Emergencias S.A. (“Inversiones Disal Emergencias”). Inversiones Disal Emergencia is a holding company with a direct interest of 50% on Suatrans Chile S.A. and, after this transaction, the total interest of Ambipar Emergency Response on Suatrans Chile S.A. is 100%.

Response
Inversiones Disal Emergencias
Assets and liabilities acquired at fair value (*)
Cash and cash equivalents	1,005
Other assets	25,650
Other liabilities	(326)
Total identifiable net assets	26,329

Total amount of consideration transferred	144,430
(-) Cash acquired	(1,005)
(-) Assumed value of the obligation to pay	—
Cash paid, net of cash received/receivable	143,425

Determination of goodwill (*)
Total amount of consideration, net	144,430
Total identifiable net assets	(26,332)
Goodwill paid on expected future profitability	118,098

Date of additional acquisition	06/28/2021
Company that acquired control	Emergência Participações S.A.

Value of acquisition	US$ 26,185 (thousand)
Percentage acquired	100%
18. Segment reporting
Segment information is presented geographically as required by entity wide disclosures under IFRS 8.
(i)Segment net revenue by region

	September 30, 2023 (unaudited)	September 30, 2022 (unaudited)
Net Revenue
Brazil	650,787	352,440
Latin America (Other than Brazil)	146,227	135,969
Europe	116,133	124,737
North America	936,284	439,473
Total	1,849,431	1,052,619

77

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
(ii)Segment PPE, Goodwill and Intangible assets by region
From the total of PPE, Goodwill and Intangible assets, 29% located in Brazil as of September 30, 2022 (2022 is 43% at Brazil). The following table presents segment non-current assets by geographical area for the periods indicated:

	September 30, 2023 (unaudited)	December 31, 2022
Brazil	819,056	629,055
Latin America (Other than Brazil)	78,240	45,073
United Kingdom	109,511	111,350
North America	1,405,296	1,411,377
Total	2,412,103	2,196,855
(iii)Major clients
As of September 30, 2023, and September 30, 2022, the Emergency Response Services has no customer representing more than 10% of its net revenue.
19. Net Revenues
The main business activities of Response comprise prevention, management, and emergency response to accidents involving hazardous or non-hazardous products in all modes of transportation, in addition, it provides industrial firefighters who work at customer’s facilities and has the largest and most complete training field in Latin America, training employees and clients with the most complete structure focused on emergency response and management in multimodal scenarios.
The Company promises a service to the customer at the contract, which could be stand-by to support or execute a spot service. The delivery of the service is identified as the single performance obligation in the respective contract.
The nature, amount, timing and uncertainty of Ambipar Emergency Response net revenue and cash flows may be affected by economic factors. The economic factors that most impact Ambipar Emergency Response net revenues and cash flow are associated with geographical areas. The following table presents net revenue disaggregated by geographical area for the periods indicated.

	September 30, 2023 (unaudited)	September 30, 2022 (unaudited)
Net Revenue from domestic market (*)	577,159	352,439
Net Revenue in the foreign market	1,272,272	700,179
Net revenue from services rendered	1,849,431	1,052,618

(*)    Revenue represented by national (Brazil) clients.

78

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
20. Costs and expenses by nature

	September 30, 2023 (unaudited)	September 30, 2022 (unaudited)
Materials used in the provision of services	(53,593)	(68,857)
Personnel and labor charges	(751,075)	(375,900)
Fuels	(41,489)	(50,660)
Freight and tolls	(4,876)	(3,612)
Maintenance of machinery, apparatus and equipment and vehicles	(67,233)	(30,196)
Taxes	(16,984)	(21,513)
Rent and Condominium	(625)	(10,792)
Leasing of goods, vehicles, machinery, and equipment	(632)	(11,640)
Telephony expenses	(10,240)	(2,234)
Travel expenses	(56,051)	(15,978)
Depreciation and amortization	(124,673)	(71,575)
Advertising and marketing	(12,990)	(6,698)
Third-party services	(283,717)	(141,433)
IPO costs	(120,963)	—
Other expenses	(77,357)	(37,291)
	(1,622,498)	(848,379)

Cost of services provided	(1,496,686)	(830,234)
General, administrative and sales	(21,925)	(21,468)
Other operating income (expenses), net	(103,887)	3,323
	(1,622,498)	(848,379)
21. Net financial income

	September 30, 2023 (unaudited)	September 30, 2022 (unaudited)
Financial income
Discounts obtained	78	146
Interest charged	937	1,069
Revenues from interest earning bank deposit	10,461	4,539
Monetary variation	10,381	137
Foreign-exchange income	3,614	140
Other	1,367	325
	26,838	6,356

79

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)

	September 30, 2023 (unaudited)	September 30, 2022 (unaudited)
Financial expenses
Interest paid	(5,913)	(3,321)
Interest right of use	(2,484)	(1,948)
Interest on loans	(40,697)	(13,545)
Debenture interest	(71,328)	(30,063)
Discounts granted	(2,333)	(1,410)
Bank expenses	(1,993)	(1,674)
IOF	(581)	(2,491)
Intercompany interest	(6,759)	(1,629)
Monetary variation	(88)	(7)
Foreign exchange costs	(12,755)	(8,357)
Other	(4,903)	(1,775)
	(149,834)	(66,220)

Net financial expense	(122,996)	(59,864)
22. Income tax and social contribution
(a)Breakdown of expense

	September 30, 2023 (unaudited)	September 30, 2022 (unaudited)
Current income tax and social contribution	(63,553)	(23,661)
Deferred income tax and social contribution	(7,223)	(3,298)
Income tax and social contribution expense	(70,776)	(26,959)
(b)Reconciliation of income tax and social contribution expenses

	September 30, 2023 (unaudited)	September 30, 2022 (unaudited)
Income before income tax and social contribution	103,937	144,376
Tax calculated based on current rates – 34%	(35,339)	(49,088)

Reconciliation:
Recognition of deferred tax loss asset	1,719	1,721
Permanent difference adjustments in other jurisdictions	17,237	35,930
Adjustment in Tax regime Differences	(12,719)	1,212
Other adjustments in temporary and permanent differences	(41,674)	(16,734)
Income tax and social contribution	(70,776)	(26,959)

Effective rate of income tax and social contribution – %	68,1%	18,7%

80

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
(c)Deferred income tax and social contribution
The Group records deferred income tax and social contribution payable and receivable to the extent of their realization, to reflect the future tax effects on temporary differences between the tax bases of assets and liabilities and their respective book values, as well as a tax loss and negative social contribution basis, calculated at the combined tax rate of 34%, as well as demonstrating the basis for constituting the deferred income tax and social contribution payable, constituted taking into consideration the existing obligations in other jurisdictions, stated separately in assets and liabilities due to the fact that they are distinct tax authorities, as follows:

	September 30, 2023 (unaudited)	December 31, 2022
Tax bases – Assets
Tax loss and negative basis	9,573	25,304
Temporary differences in another jurisdiction	57,032	25,770
Provisions – temporary differences	3,465	23,692
	70,070	74,766

Income tax – 25%	17,518	18,692
Social contribution – 9%	6,306	6,728
Income tax and social contribution – assets	23,824	25,420

	September 30, 2023 (unaudited)	December 31, 2022
Tax bases – Liabilities
Provisions – temporary differences	(140,461)	(124,671)
Temporary differences in another jurisdiction	(446,878)	(436,602)
	(587,339)	(561,273)

Income tax – 25%	(146,835)	(140,318)
Social contribution – 9%	(52,860)	(50,515)
Income tax and social contribution – liabilities	(199,695)	(190,833)
(d)Changes in deferred income tax and social contribution

	September 30, 2023 (unaudited)	December 31, 2022
Changes
Opening balance – assets, net of liabilities	(165,413)	(24,417)
Realization to statement of income	(7,223)	(9,104)
Other changes	(3,235)	(131,892)
Closing balance – assets, net of liabilities	(175,871)	(165,413)
(e)Realization of deferred income tax and social contribution

Realization per annum	September 30, 2022 (unaudited)	December 31, 2022
2024	1,489	6,355
2025	5,956	6,355
2026	5,956	6,355
2027	5,956	6,355
2028	4,467	—
	23,824	25,420

81

AMBIPAR EMERGENCY RESPONSE

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
For the periods ending September 30, 2023, and 2022
(Values expressed in thousands of Brazilian Reais)
23. Cash flow information
Investment and financing transactions that do not involve cash.

	September 30, 2023 (unaudited)	September 30, 2022 (unaudited)
Acquisition of property, plant, and equipment by financing	26,145	44,901
Balance payable for the acquisition of investment	92,324	172,482
	118,469	217,384

Operational lease	82,342	23,214
Accumulated translation adjustment	75,450	81,375
Interest of non-controlling shareholders	(5,400)	(6,843)
Warrant and Earn out	(38,243)	—
Capital increase with investment receipt	(263,004)	—
	148,856	97,746

82